jack henry

2026 Annual Report


jack henry
Nasdaq
50 years

Honoring the Past, Embracing Our Future

WHO WE ARE

A well-rounded financial technology company that strengthens connections between financial institutions and the people and businesses they serve.


FUN TEAM
making cent$ since '76
jack henry
Nasdaq
50 years

Here's to 50 *more* years!

thank you to our associates, clients, and shareholders


50TH
Anniversary of Founding
jack henry 50 years
JKHY NasdaqListed
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Table of Contents

Commemorating Jack Henry's 50th anniversary, President and CEO Greg Adelson and a group of associates and board members rang the Nasdaq closing bell in May 2026.

Financial Highlights

(in millions except per share data)

revenue


2024
$2,216
2025
$2,375
2026
$2,544
$1,900
$2,100
$2,300
$2,600

net income


2024
$382
2025
$456
2026
$503
$0
$100
$200
$300
$400
$500
$600

diluted earnings

PER SHARE


2024
$5.23
2025
$6.24
2026
$6.98
$0
$1
$2
$3
$4
$5
$6
$7
$8

return on shareholders' equity


2024
22.1%
2025
22.9%
2026
24.0%
0%
5%
10%
15%
20%
25%
30%
35%

NOPAT return on invested capital*


2024
19.4%
2025
21.5%
2026
23.2%
0%
5%
10%
15%
20%
25%
30%
35%

Earnings Before Interest, Taxes, Depreciation, and Amortization (EBITDA)*


2024
$689
2025
$773
2026
$848
$200
$300
$400
$500
$600
$700
$800
$900

*For non-GAAP reconciliation, see page 74.

Shareholders' Letter

fellow shareholders,

Fiscal year 2026 was a historic year for Jack Henry. As we celebrated our 50th anniversary, we both honored our past and accelerated our future. Our team delivered exceptional service to our clients, set new records for both revenue and new competitive core sales wins, and achieved a third consecutive year of margin expansion of 60 basis points or greater – all while continuing to generate strong capital returns for our shareholders through stock repurchases and quarterly dividend increases.

Our people remain our top priority, and we celebrated our associates throughout our golden anniversary year. We reflected on our rich history through a series of videos that included Brenda Henry and Pat Hall – wives of our co-founders – along with Board Member Wes Brown, who helped take our company public back in 1985. These reflections, alongside numerous team-focused activities across the company, culminated in a special company-wide town hall on our June 2, 2026 anniversary.

To recognize associates for our collective success in fiscal year 2026, we were pleased to award a special, one-time spot bonus (in addition to our existing bonus program) to eligible associates in our base bonus tier. These individuals are on the front lines every day – interacting directly with our clients, implementing our One Jack Henry approach, and delivering the outstanding service that defines us.

We also continued to propel our company forward, making significant strides in delivering transformative innovation to our financial institution clients. We introduced new cloud-native solutions like Tap2Local™ and Jack Henry® Rapid Transfers to enable banks and credit unions to offer modern solutions that support both small businesses and consumers. We expanded our long-standing relationship with Google Cloud to deliver artificial intelligence (AI)-driven security to our clients. We continued to build out the Jack Henry Platform™ to empower the next generation of innovative payment services and core functionality in the cloud environment.

While much has changed in our industry over the past half century, we remain focused on the enduring set of principles that have grounded us since day one: do the right thing, do whatever it takes, and have fun. These values guide how we support our associates, serve our clients, and ultimately generate long-term value for our shareholders.

In today's dynamic environment, our clients need more than a technology vendor. They need a financial services expert and trusted partner that intimately understands their operational realities and competitive threats. We meet and exceed those expectations through our unwavering focus on five strategic differentiators: culture, service, innovation, strategy, and execution.

By the Numbers

> 7,300 associates

> 7,200 clients

99% client retention (excluding market consolidation)

91% recurring revenue

51 acquisitions over our 50-year history

79% of our core clients operate in private cloud

Shareholder Value

(fiscal year 2026)

- Dividend raised for **22nd consecutive calendar** year
- **$448 million** in share repurchases
- Additional **5 million shares** authorized for repurchase
- **$358 million** investment in research and development
- **92 basis points** non-GAAP margin expansion
- **11.9% GAAP earnings** per share growth

CULTURE

We have long been recognized for our people-first culture, grounded in a deep commitment to our associates. We actively listen and take action based on their feedback, whether through our monthly and annual engagement surveys or direct executive interactions at town halls, roadshows, and other forums.

These engagement efforts contributed to an overall associate engagement score of 87%, exceeding the global benchmark by 14 points.

Our distinct workplace environment was honored with multiple prestigious national awards this year, including *USA Today*'s Top Workplaces, *American Banker*'s Best Places to Work in Fintech, and *Newsweek*'s America's Greatest Workplaces.

SERVICE

Jack Henry remains an undisputed industry leader in service excellence, a reputation we continue to fortify through our One Jack Henry program that was launched in 2020. Central to our approach are our four core operating tenets: transparency, consistency, collaboration, and communication.

We continuously measure service quality through rigorous tracking and direct client feedback. In fiscal year 2026, our client satisfaction scores remained exceptionally high, averaging 4.62 out of 5 for overall experience and 4.76 out of 5 for direct interactions with our customer service representatives.

Furthermore, in an independent external study evaluating major core providers sponsored by the American Bankers Association, Jack Henry scored 3.86 out of 5, well above the industry average of 3.19 and the scores of our primary competitors.

INNOVATION

We publicly announced our technology modernization strategy more than four years ago and continue to invest 14 – 15% of our revenue in development each year. At the center of this strategy is the public cloud-native Jack Henry Platform – an API-first environment connected natively to all our core systems. The platform serves as an integrated bridge between our foundational cores and cloud-native solutions, such as Tap2Local, Rapid Transfers, and digital assets.

Tap2Local: Enables banks and credit unions to serve small- and medium-sized businesses (SMBs) with enhanced capabilities including streamlined onboarding, tap-to-pay functionality on iOS and Android devices, and continuous account reconciliation.

Rapid Transfers: Allows SMBs and consumers to move funds quickly across external accounts, eligible cards, and digital wallets.

Digital Assets: Enables clients to facilitate the movement of digital assets such as stablecoin and tokenized deposits. We are currently beta testing with clients the ability to send and receive USD Coin (USDC), and are participating in the newly

launched Open USD initiative with over 140 financial companies, including Mastercard, Google, and Visa.

Additionally, we've deployed approximately 25 discrete core services through the Jack Henry Platform. Financial institutions can seamlessly adopt these components incrementally and at their own pace, avoiding "big-bang" core replacements. This year, we completed development on our cloud-native, deposit-only core six months ahead of schedule, and client testing is going well.

STRATEGY

We have a clear strategic mandate to enable banks and credit unions to win on exceptional user experiences and trust through open, innovative technology, uncompromising security, data-driven insights, and world-class service, resulting in greater growth and efficiency.

A key component of this framework is our SMB strategy. Unlike other technology providers that compete directly against financial institutions by going straight to merchants, we've built powerful SMB solutions like Tap2Local and Rapid Transfers that go through our bank and credit union clients, helping them increase deposits, generate non-interest fee income, and win back relationships from payment-specific fintechs.

6–7%

88% of our bank and credit union CEO clients plan to **increase technology spending** over the next two years, with the largest segment upping their budgets by 6 – 7%, according to our 8th annual Strategy Benchmark survey.

Furthermore, our embedded payments capability took a major step forward through our acquisition in September 2025 of Victor Technologies, now called Jack Henry Payments Orchestrator. This direct-to-core solution allows clients to seamlessly embed payment capabilities into third-party fintech and commercial ecosystems without incurring parallel ledger reconciliation risks.

Finally, we continue to scale our deployment of AI. We view AI as a long-term performance accelerator, not a direct competitor. Banking is a highly regulated, mission-critical environment that requires zero-hallucination tracking and absolute uptime reliability and permanence. Our role as a proven system of record creates a durable competitive moat and business model resiliency.

Today, we are using over 100 specialized AI tools, powering more than 890 distinct use cases. Our responsible, bold, and balanced approach is yielding significant benefits internally and for our clients, including a 70 – 80% increase in code production speed for some of our developers and time savings of up to 70% for financial institutions using our AI-assisted chat functionality.

In addition to creating new uses of AI, we are embedding it into existing solutions to enhance our offerings. We also are leveraging AI to strengthen cyber resilience, expanding our strategic collaboration with Google Cloud and other hyperscalers to develop a security-first AI platform tailored for the financial services ecosystem.

EXECUTION

Innovation and strategy only create true enterprise value if they are paired with disciplined, consistent execution. Our focus on execution is evident in our record-breaking financial performance in fiscal year 2026.

Total non-GAAP revenue rose to a record $2.5 billion, representing a strong growth rate of 7.3%. Backed by strategic cost management, our full-year non-GAAP operating margin expanded by 92 basis points to 24.1%.

Our sales and marketing organization delivered an outstanding year. Driven by strong sales momentum, our technology modernization strategy, and competitive unrest within our peer base, we secured a record 58 competitive core wins, up an impressive 14% over the 51 core wins last year and surpassing our previous record of 57 wins achieved in both 2019 and 2024.

We continued to rapidly expand our footprint with larger financial institutions, securing 14 core wins with entities holding more than $1 billion in assets, including the largest new bank core win in Jack Henry's history – Woodforest National Bank, with $9.2 billion in assets.

We also dramatically increased the number of higher-value "trifecta" wins, where clients select our core, digital, and card processing solutions at signing. Of our 58 core wins this year, 59% were trifectas, compared to just 39% in the prior year.

$170M

We **increased our dividend for the 22nd consecutive calendar year**, paying $170 million in cumulative dividends.

Our consistent cash generation allows us to maintain an extremely clean, conservative balance sheet with little to no long-term permanent debt while maintaining flexibility for mergers and acquisitions and delivering strong capital returns to shareholders. We increased our dividend for the 22nd consecutive calendar year, paying $170 million in cumulative dividends. Additionally, we repurchased $448 million of Jack Henry stock, nearly 12 times the anti-dilutive level of stock buyback we did the prior fiscal year, retiring 4% of shares outstanding.

board leadership

This year marked several planned transitions in Board leadership. President and CEO Greg Adelson joined the Board of Directors in August 2025. Board Chair David Foss retired from the Board in July 2026, and Matt Flanigan was appointed Board Chair after serving as Vice Chair and Lead Director.

We want to express our deepest gratitude to Dave for his 27 years of service, including serving as CEO from 2016 to 2024 and the last five years as Board Chair. Dave's impact on this company has been profound – from shaping our long-term strategy and expanding our technology capabilities to reinforcing the culture that defines us.

As part of our long-standing board succession planning, Matt was well-prepared to step into this role, bringing deep leadership experience, financial expertise, and a long history with Jack Henry. Matt joined the Board in 2007 and has served as Lead Director since 2012. He retired in 2019 as Executive Vice President, Chief Financial Officer, and Board Member of Leggett & Platt, Inc., and spent 13 years in the banking industry in Dallas.

moving forward

As we continue to honor our past and embrace the future, we are confident in the growth opportunities ahead. Our sales pipeline is extremely robust, client demand continues to increase, and industry disruption has created an unprecedented window for expansion.

Our goal is not merely to keep pace with industry change, but to deliver secure, modern solutions that enable banks and credit unions to move forward with confidence. Through focused execution on our technology modernization strategy, the expansion of the cloud-native Jack Henry Platform, and our targeted SMB payment solutions – alongside key innovations like AI-driven solutions, stablecoin, and tokenized deposits – we are uniquely positioned to deliver sustainable, compounding long-term value for all our stakeholders.

We remain profoundly grateful for the unwavering commitment of our associates, the deep trust our clients place in our platforms every day, and the ongoing support of our shareholders.



Greg Adelson
President, Chief Executive Officer, and Board Member



Mimi Carsley
Chief Financial Officer and Treasurer


jack henry
50
years
50
Nasdaq
JKHY
NasdaqListed

50 Years: Honoring the Past, Embracing Our Future



Jack Henry's fiscal year 2026 marks a historic milestone for our organization. A half-century ago, our founders – Jack Henry and Jerry Hall – laid the foundation on a simple, enduring premise that strong business relationships are forged through personal connections, deeply rooted values, and an unwavering commitment to service.

As we celebrate our 50th anniversary, we honor our past while embracing the forward-looking strategy that will propel us into the future. Our journey began humbly, when our founders rented a room in the back of an engine repair shop and utilized a borrowed computer. Today, we channel that same entrepreneurial spirit through more than 7,300 associates across all 50 states, serving more than 7,200 clients nationwide. While our scale has transformed, we operate with the same objective as when the company was founded: to help community banks and credit unions win in the markets they serve. By bridging our rich history with a modern vision, we continue to empower our clients to navigate a rapidly evolving digital landscape.



Our long-term success is powered by five industry differentiators that set us apart from our competitors: our people-first culture, industry-leading service, relentless technology innovation, and a transparent strategy supported by disciplined execution.

Cultivated Culture

Our rare and widely recognized corporate culture remains one of our greatest assets. Maintaining a people-first mindset enables us to prioritize our associates. We know that taking care of our team allows them to best take care of our clients, which ultimately benefits our shareholders. This internal commitment has continually earned us external validation.

In fiscal year 2026, Jack Henry was honored to be named to many prestigious lists, including *U.S. News & World Report*'s Best Companies to Work For, *Newsweek*'s America's Greatest Workplaces, *Time Magazine*'s America's Best Companies, America's Best Companies 2026 by *Forbes*, and *Computerworld*'s Best Places to Work in IT 2026, along with many regional awards.

associate pulse survey results

Engagement

87%

14 points higher than the global benchmark

Inclusion

85%

Nine points higher than the global benchmark

Values

95%

Nine points higher than the global benchmark

Trust

86%

No benchmark available

Work-Life Balance

85%

12 points higher than the global benchmark

Part of our people-first culture includes a commitment to continuously listening to our associates, analyzing feedback, and making meaningful workplace improvements. In July 2025, we launched a monthly engagement pulse survey – sent to associates during their anniversary month – to measure their experience and satisfaction. In fiscal year 2026, 59% of associates completed the survey, which measured five key performance indicators: engagement, inclusion, values, trust, and work-life balance. Our overall engagement score was 87% – 14 points higher than the global benchmark.

President and CEO Greg Adelson furthered our continuous listening strategy when he set out on his second CEO Roadshow in April 2026. Adelson visited six Jack Henry connection hubs and hosted a livestream session for remote associates. Reaching more than 4,000 associates, the roadshow illustrated the importance of our four tenets – transparency, consistency, collaboration, and communication – as he shared updates and fielded questions from all areas of the organization.

connecting and celebrating

Throughout fiscal year 2026, we celebrated our 50th anniversary with a number of activities and events designed to bring our teams together around our shared history. An internal campaign featured an interactive intranet site with 50th anniversary-branded collateral, email signatures, profile insignias, electronic wallpapers, and more to get all associates involved. Associates were invited to share memories and photos on a virtual wall, vote on a nonprofit that will receive a donation in honor of our anniversary, and hold watch parties for various events.



President and CEO Greg Adelson celebrates with associates at the June 2, 2026 Associate Town Hall.


jack henry
50

Senior Vice President and Chief Operating Officer Shanon McLachlan and Executive Business Partner Lisa Vogel celebrate at the June 2, 2026 Associate Town Hall.

The main celebration culminated on June 2, 2026 – **Jack Henry's Founders' Day** – with a 50th Anniversary Associate Town Hall. The event reached about 5,500 associates, including an in-room audience of nearly 500 at our Monett, Missouri, headquarters, and 400 at regional watch parties. The agenda honored Jack Henry's past while looking firmly ahead to our future. Brenda Henry and Pat Hall – wives of our late co-founders – shared reflections on the early days of the company, long-tenured associates and clients participated in panel discussions, and executive leadership outlined future strategy.

To anchor this milestone and bridge these generations, a time capsule filled with associate-suggested items representing different eras of Jack Henry was buried on campus. Finally, to honor our very first associate, members of the Hall family joined the celebration to unveil a monument officially renaming our headquarters location The Jerry Hall Campus, ensuring our founding history remains the physical bedrock of our future.


jack henry
The Jerry Hall Campus

Members of the Hall family unveiled the updated sign at our Monett, Missouri, headquarters campus during the June 2, 2026 Associate Town Hall.

professional development and growth

Since 2020, we have hosted an annual internal self-development series, JackTracks. For our sixth installment of the series in April 2026, we evolved the program to feature a distinct focus for each week.

Topics ranged from aligning to our cultural model of leadership and service to technical capabilities, including core cloud migrations and advanced AI skills.

2600

More than **2,600 associates** participated in over 27 JackTracks sessions.

expanded associate benefits

During his April 2026 CEO Roadshow, Adelson announced two associate experience enhancements – a permanent wellness day and a new scholarship program. For the past two years, associates have been provided eight hours of flexible wellness time, with more than 60% of associates utilizing it. Because Associate Engagement Survey feedback indicated that time to focus on mental health and energy remains a top priority, the wellness day became a permanent, formalized benefit effective July 1, 2026.

As part of our ongoing commitment to investing in our associates and their families, we are proud to support two educational scholarship opportunities – the annual Association for Financial Technology (AFT) Scholarship, which we have participated in for many years, and the newly announced Jack Henry Scholars Program. This brand-new, company-funded scholarship initiative will grant annual scholarships to six dependents of Jack Henry associates.

competitive total rewards

- Choice of medical, dental, and vision plans
- Fitness and health management programs
- 401(k) plan with a 5% dollar-for-dollar match
- Employee stock purchase plan
- Employee bonus plan



President and CEO Greg Adelson (right) meets with associates during his April 2026 CEO Roadshow.

2026

Our **wellness day became a permanent**, formalized benefit effective July 1, 2026.

At Jack Henry, You Belong

In our 50th year, associates continued to fortify our Business Innovation Groups (BIGs) – associate-led groups encouraging intentional connection, professional development, and innovative ideas.

Open to all associates, these forums provide diverse viewpoints and collaborative problem-solving. They are designed to spark innovative ideas that may lead to valuable contributions to Jack Henry.

Jack Henry BIGs fiscal year 2026 highlights

Prism

LGBTQIA+

- Promoted inclusion and allyship across the enterprise through Pride Month programming and partnerships, including an allyship session with The Trevor Project that expanded awareness and support for LGBTQIA+ communities.
- Strengthened community impact and ongoing engagement through charitable giving initiatives supporting The Trevor Project and recurring programs such as the Cliff Notes with Cliff book club, fostering connection, learning, and meaningful dialogue throughout the year.

Veterans

ACTIVE AND RETIRED MILITARY

- Honored and supported the veteran community through meaningful recognition and service initiatives, including providing 150+ thank you cards for veterans participating in the Honor Flight program, sponsoring more than 800 wreaths through Wreaths Across America, and launching a Virtual Honor Wall recognizing 50 veterans connected to Jack Henry.
- Strengthened awareness, appreciation, and connection across Jack Henry by creating opportunities for associates to engage with veteran experiences, including a cross-BIG event attended by more than 100 associates featuring decorated veteran Staff Sergeant Jerry Majetich and his inspiring story of service.

Women at Jack Henry

GENDER

- Created meaningful opportunities for leadership connection and professional growth through Coffee Talks with women on the Corporate Leadership Team and development-focused programming, increasing access to executive insights, mentorship, and emerging topics such as AI.
- Promoted holistic well-being and support for associates through Women's Health Month and year-round programming focused on financial wellness, mental health, physical health, and digital well-being, reinforcing a culture of belonging and personal growth.

Mosaic of People

PEOPLE OF COLOR

- Celebrated and elevated multicultural perspectives across Jack Henry through programs recognizing Black History Month and Asian American, Native Hawaiian, and Pacific Islander (AANHPI) Heritage Month, creating opportunities for associates to learn, connect, and engage in meaningful cultural conversations.
- Fostered global awareness and inclusion through shared experiences, leveraging events and storytelling initiatives – from panel discussions to World Cup-themed engagement – to strengthen understanding, connection, and belonging across the organization.

jhAVID

VISIBLE AND INVISIBLE DISABILITIES

- Expanded disability inclusion and accessibility awareness across the enterprise by facilitating monthly conversations on mental health, chronic pain, and workplace and digital accessibility, creating opportunities for learning, connection, and greater understanding of visible and invisible disabilities.
- Drove meaningful community impact and associate engagement through advocacy and giving initiatives, including a payroll deduction campaign that raised $12,660 for Lilly's Voice, supporting access to augmentative and alternative communication (AAC) devices.

Go Green

ENVIRONMENT

- Advanced environmental sustainability through enterprise-wide initiatives, including a pollinator garden at the our headquarters campus in Monett, Missouri, expanded tech recycling efforts that diverted thousands of devices from landfills, and conservation partnerships and fundraising that supported environmental stewardship locally and beyond.
- Increased associate awareness and engagement around sustainability through Earth Month programming, the 50 States in 50 Weeks campaign, and the Green(er) at Work series, providing education, practical resources, and opportunities for learning and action across the organization.

Commitment to Service Excellence

For 50 years, exceptional customer service has been at the heart of the Jack Henry experience. Our commitment to helping clients succeed continues to set us apart, earning recognition across the industry for consistently high service levels. This year, that dedication was reflected in our monthly service survey results, with clients awarding an average score of 4.62 out of 5 for overall satisfaction and 4.76 out of 5 for satisfaction with our customer service representatives.

Our commitment to customer service is grounded in our One Jack Henry mindset to operate as a unified team. This mindset shapes everything we do – from how we work together across business lines to how we deliver a seamless, coordinated experience for our clients.

To ensure this shared culture is lived consistently, we introduced the *Jack Henry Way* in fiscal year 2026. This isn't something new – it simply brings together who we've always been and makes it easier for every associate to show up the same way, every day.

This framework reinforces desired behaviors and the three core elements that guide our culture: championing people, elevating service, and driving results.



Jack Henry Connect

At the 2025 Jack Henry Connect annual client conference, Jack Henry proudly announced the winners of the annual Cobalt Awards. These awards reflect our service differentiator by honoring clients and fintechs that leverage modern technology to break down barriers, lower operational friction, and directly elevate the financial health of the communities they serve.

Six financial institutions and fintechs – Bangor Savings Bank, Delta Community Credit Union, Simmons Bank, Y-12 Federal Credit Union, Bits of Stock, and equipifi – were recognized across three distinct categories (The Barrier Breakers, The Changemakers, and The Integrators) for driving substantial outcomes, ranging from achieving 96% reductions in fraud losses to creating vital disability expense accounts.


Jack Henry
cobalt awards

Focused Innovation

Committed to helping our clients compete and win in the market, Jack Henry invests 14 – 15% of our revenue in research and development – enabling us to continue to deliver transformative technology while also prioritizing investments in information and cybersecurity to protect our clients and their accountholders.

An example of our investment strategy is the Jack Henry Platform, which is connected to our core systems and serves as an integrated bridge between foundational cores and emerging capabilities. By enabling financial institutions to innovate faster and deliver modern user experiences with integrated access to cloud-native solutions such as Tap2Local, Jack Henry Rapid Transfers, and stablecoin processing, the platform is a powerful driver of modern financial technology.

Tap2Local, our modern SMB merchant payment solution, has produced significant traction as clients look to better serve SMBs, increase deposits, and recapture business from fintechs.

Offered exclusively through banks and credit unions, Tap2Local provides unique features for merchants, including streamlined onboarding, tap-to-pay functionality on iOS and Android devices, and continuous account reconciliation, giving them the automated tools and flexibility necessary to do business anywhere, at any time.

Jack Henry Rapid Transfers addresses the growing demand for speed and convenience in money movement by offering a capability that very few financial institutions currently provide. Rapid Transfers helps banks and credit unions enhance their digital experience, attract new deposits, and increase accountholder loyalty.

14–15%

14 – 15% of revenue is invested into **research and development** to create solutions to help our clients compete and win in their space.



Through the **Jack Henry Platform**, we continue to ensure our clients have access to the growing number of digital payment networks. We developed our proof of concept for stablecoin processing in less than two weeks and are currently beta testing with clients the ability to send and receive USDC. Simultaneously, we are proud to participate in the newly launched Open USD initiative, collaborating with Mastercard, Visa, and a vast network of key financial companies. This partner-governed framework represents a major step forward for shared, enterprise-grade stablecoin infrastructure. As of the fourth quarter of fiscal year 2026, we are largely awaiting final regulatory guidance to proceed more expeditiously across these digital currency initiatives.

An additional key element of the Jack Henry Platform is the development of a cloud-native, deposit-only core. We have developed approximately 25 discrete core services – such as general ledger, wire transfers, and exception item processing – as plug-and-play components in the public cloud. Development was completed six months ahead of our original schedule announced in February 2022, and client testing is underway.

A RESPONSIBLE, STRATEGIC APPROACH TO AI

We view AI as a significant strategic opportunity and have been operating and expanding our capabilities for more than three and a half years by establishing strong governance processes that support a responsible, bold, and balanced approach.

Over 100 AI tools are approved for internal use, ranging from general productivity platforms such as Google Gemini and Microsoft Copilot to specialized business and development tools across all areas of our company. To further accelerate adoption, we deployed an internal team of AI coaches who work directly with associates through workshops, hands-on support, office hours, and informative videos. The AI coaches offer this open-ended coaching from the beginner level of understanding the fundamentals of available AI tools and basic functionality through more advanced levels, vibe coding, and more.

> Our teams have **built more than 100 AI-powered applications** that eliminate manual processes, automate repetitive work, and empower business teams.

We continued to populate our internal AI resources site with FAQs and a video series highlighting successful use cases from associates. We are also seeing meaningful productivity and efficiency gains from vibe coding – using natural language for software development. Non-technical teams are able to independently build more efficient ways to address specific business challenges. Our teams have built more than 100 AI-powered applications that eliminate manual processes, automate repetitive work, and empower business teams to rapidly solve problems without traditional development cycles.

The impact is meaningful and expanding. Engineering teams are doubling productivity through AI-assisted development workflows, operations teams are reducing recurring reporting processes from days to hours, and analysts are cutting research and document creation from hours to minutes.

Beyond our internal approach, externally we have purposefully embedded AI into our open, API-first ecosystem to empower banks and credit unions to reduce operational friction and automate repetitive tasks. This operational relief allows their staff to shift away from manual processes and focus on high-value, relationship-driven interactions that build long-term trust.

Jack Henry Financial Crimes Defender™, for example, is a cloud-native solution built from the ground up with true real-time analytics. Designed for scale and performance, Financial Crimes Defender's modern, intuitive user interface is paired with advanced analytics that leverage behavioral modeling to learn accountholder behavior and surface emerging fraud and Bank Secrecy Act (BSA) trends. By automating repetitive investigative tasks and significantly reducing false positives, the platform delivers higher-quality alerts, allowing teams to focus only on the activity that truly requires review.

Additionally, Financial Crimes Defender provides solutions for reducing the amount of time spent on Suspicious Activity Report (SAR) narratives, creating efficiency and reducing risk. The AI narrative generator produces well-structured draft narratives in minutes, rather than hours. Time spent drafting the SAR narratives is reduced by 75 – 80% based on initial data.



We also are utilizing AI to enhance enterprise security and cyber resilience. In June 2026, we expanded our strategic collaboration with Google Cloud – originally established four years ago – to develop a proprietary AI security platform designed for the financial services ecosystem. By leveraging Google Cloud's suite of agentic defense solutions, this security-first architecture automates the analysis of large volumes of telemetry data to proactively identify and mitigate emerging, AI-driven cyber threats.

Through this balanced methodology, we ensure that as we harness the transformative power of AI to drive industry-wide efficiency, we continuously uphold the integrity, compliance, and security that define our service excellence.



INDUSTRY INSIGHTS: 2026 STRATEGY BENCHMARK

Jack Henry surveyed nearly 200 executives from financial institutions using our solutions in our eighth annual Strategy Benchmark study.

The findings highlight a pivotal shift as banks and credit unions navigate economic uncertainty and rising competition from Big Fintech and Big Crypto. To drive operational efficiency and deposit growth, financial institutions are aggressively accelerating technology investments, with 88% planning to increase their tech budgets over the next two years. Of those, the largest segment (41%) plans increases of 6 – 10%.

48%

For the first time **AI (48%) emerged** as the top planned investment on our Strategy Benchmark study.

For the first time, AI (48%) emerged as the top planned investment, closely followed by digital banking and data analytics. The benchmark underscores a high-stakes race for Gen Z and small businesses, prompting 94% of CEOs to plan new payment services – such as FedNow® and tap-to-pay – to capture market share, protect core deposits, and secure long-term demographic relevance.



ADVANCING SUSTAINABILITY

Continuing our endeavor to advance responsible business practices to preserve enduring value, Jack Henry published our 2026 Sustainability Report in April 2026.

This year's report coincided with Jack Henry's 50th anniversary, marking five decades of dedication to banks and credit unions and our longstanding commitment to the company's founding principles of doing the right thing, doing whatever it takes, and having fun.

Jack Henry has long incorporated a commitment to corporate sustainability into the way we do business.


jack henry
Sustainability Report
2026

Read Jack Henry's 2026 Sustainability Report

Scan the QR Code to read the report.

Purposeful Strategy

Our strategic direction is clear and focused as we strive to provide open, innovative technology and data-driven insights that drive greater growth and efficiency for our clients. In fiscal year 2026, we refined this framework to ensure complete alignment across all business segments.

A key pillar of this year's focus was our comprehensive SMB strategy, designed to give banks and credit unions the specialized tools they need to capture and secure high-value business relationships.

This targeted SMB focus yielded powerful marketplace victories this past fiscal year, exemplified by the rapid adoption of our innovative payment solutions. We successfully scaled high-demand capabilities like FedNow and request-for-payment, and deployed award-winning solutions like the previously mentioned Tap2Local. By giving our financial institution clients the precise tools needed to recapture merchant services from non-bank fintechs, we not only grow transaction volumes, but also empower community-focused institutions to secure core deposits, reduce technological friction, and build lasting, multi-generational loyalty.

The acquisition of **Victor Technologies** expands our capabilities in the **rapidly growing Payment-as-a-Service** market.

We also sharpened our capabilities in the rapidly growing Payments-as-a-Service (PaaS) market through our acquisition of Victor Technologies in September 2025. Victor, now Jack Henry Payments Orchestrator, is a cloud-native provider of innovative direct-to-core embedded payments solutions. It allows financial institutions to embed payment services into third-party, non-bank brands to serve fintechs and commercial customers, grow deposits, and diversify revenue.

Tap2Local received the **Small Business Payments Solution of the Year Award** from the 10th annual FinTech Breakthrough Awards program in March 2026.

Proven Execution

At Jack Henry, we believe that the best strategy is only as good as its delivery. In a crowded marketplace often dominated by abstract promises of future innovation, one of our primary competitive differentiators remains our disciplined execution.

In fiscal year 2026, this execution was demonstrated by a record number of competitive core wins and higher-value “trifecta” wins that include core, digital, and card processing. We secured 58 competitive core wins in fiscal year 2026, surpassing our previous record of 57 wins achieved in both 2019 and 2024. That is the highest total in at least 20 years when growth was largely driven by de novo institutions rather than competitive takeaways. Of our 58 wins in fiscal year 2026, six were de novos.

Of the 58 core wins, 59% were trifectas. Last fiscal year, only 39% of our 51 core deals were trifectas. This success reflects the strength of our solutions and our collaborative, One Jack Henry approach to all we do at Jack Henry.

Total revenue increased 7.1% and increased 7.3% on a non-GAAP basis. That revenue, combined with our prudent expense management, resulted in a strong 102-basis-point increase of operating margin to 25.0%, and a 92-basis-point increase to 24.1% on a non-GAAP basis.

The uptick in financial institution merger and acquisition activity that began in fiscal year 2025 continued into fiscal year 2026, resulting in increased deconversion revenue of $42.8 million for the year.

competitive core wins



FY25
FY26
51
58
40
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50
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65

Jack Henry maintained strong capital returns to shareholders, increasing our dividend for 22 consecutive calendar years. In fiscal year 2026, we paid $170 million in dividends and repurchased $448 million of Jack Henry stock.

>89%

By consistently converting complex technical roadmaps into reliable, cloud-native deployments, we eliminate operational friction for our clients. Our proven track record of delivering on time, on budget, and at scale provides our clients with the predictable agility they need to compete and win against larger competitors. Our transparent six-month roadmaps saw **execution of 89.7%** in June 2026, **up from 70%** in July 2021.

Our strong financial performance would not be possible without the dedication of our associates and their unwavering focus on the execution of our strategic initiatives. In recognition of their efforts, we were proud to award a special, one-time bonus in July 2026 to eligible associates in our base bonus tier group. Distributed as an additional payout ahead of our traditional annual bonus program, this investment directly rewarded the frontline teams who interact directly with our clients every day.



the woodforest win

EMPOWERING MODERN TRANSFORMATION AT SCALE

Our technology vision and disciplined execution led to a landmark competitive core win with Woodforest National Bank this past year. With more than $9 billion in assets, Woodforest represented our largest bank core signing ever.

Headquartered in The Woodlands, Texas, and operating more than 740 branches across 17 states, Woodforest chose Jack Henry to support its continued growth, modernization, and long-term digital strategy.

“Winning a new client like Woodforest National Bank reflects the strength of our modern technology and our role in the next era of banking,” said Jack Henry President and CEO Greg Adelson. “We’re committed to serving banks and credit unions of all sizes, and we’re seeing increasing interest from larger financial institutions that want a more modern, flexible technology foundation.”

“Jack Henry stood out as the clear choice because of its **modern, integrated platform, open architecture,** and **public cloud-native services**. It is a forward-looking company, and we’re confident it will help us operate more efficiently, strengthen our digital capabilities, and **deliver the experiences our customers expect.**”

– Robert E. Marling Jr., Chairman and CEO, Woodforest Financial Group, Inc.



The Next 50

1976
2026
2076

As we step into our next half-century, we are excited, confident, and well-positioned to deliver durable, consistent growth. We extend our deepest gratitude to our more than 7,300 associates for your unwavering dedication.

To our clients, we thank you for your continued trust and collaboration, which inspires our innovation and fuels our shared success. We are equally grateful to our shareholders for your enduring commitment to our vision and disciplined growth strategy. Together, we are building an even stronger, more innovative tomorrow for the communities we serve.



Financials

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BUSINESS

Jack Henry & Associates, Inc.® is a well-rounded financial technology company that strengthens connections between financial institutions and the people and businesses they serve. For 50 years, we have provided technology solutions to help banks and credit unions innovate faster, strategically differentiate, and successfully compete while serving the evolving needs of their accountholders. We empower over 7,200 financial institutions and diverse corporate entities with people-inspired innovation, personal service, and insight-driven solutions.

Mission Statement

We strengthen the connections between people and their financial institutions through technology and services that reduce the barriers to financial health.

This mission has always been part of the foundation on which Jack Henry was built. Our founders, Jack Henry and Jerry Hall, were committed to their community and believed they could help financial institutions better serve the needs of their accountholders by using more innovative technology and services.

Since our founding in 1976, much has changed, but our commitment to supporting community and regional banks and credit unions remains unwavering. We continue to be guided by our founding philosophy: do the right thing, do whatever it takes, and have fun.

Who We Serve

We provide products and services primarily to community and regional banks and credit unions (see "Our Industry" below):

- Core bank integrated data processing systems are provided to over 900 banks. Our banking solutions support both on-premise and private cloud operating environments with functionality for core processing platforms and integrated complementary solutions.
- Core credit union data processing solutions are provided to credit unions of all sizes, with a client base of over 700 credit unions. We offer a flagship core processing platform and integrated complementary solutions that support both on-premise and private cloud operating environments.
- Core-agnostic products and services are also provided to banks and credit unions. We offer complementary solutions that include highly specialized financial performance, imaging and payment solutions, information security and risk management, retail delivery, and online and mobile functionality. These products and services enhance the performance of banks and credit unions of all asset sizes and charters, and non-traditional diverse corporate entities. In total, we serve approximately 5,600 non-core clients.

Our products and services provide our clients with solutions that can be tailored to support their unique growth, service, operational, and performance goals. Our well-rounded solutions also enable banks and credit unions to offer the high-demand products and services required by their accountholders to compete more successfully and to capitalize on evolving trends shaping the financial services industry.

We are committed to exceeding our clients' expectations. We measure and monitor their satisfaction using a variety of surveys, such as an annual survey on the client's anniversary date and randomly-generated online surveys initiated each day by routine support requests to ensure feedback is received throughout the year. The survey results are analyzed and provided to operational areas to ensure our service consistently exceeds our clients' expectations. We believe this process ensures we understand the Voice of the Customer and contributes to our excellent retention rates.

We focus on building long-term client relationships and continually expanding and strengthening them. We do this through providing products and services aligned with our clients' strategies, acquiring new financial and non-financial clients, and ensuring our offerings remain highly competitive.

The majority of our support and services revenue is derived from our private and public cloud services for our hosted clients that are typically on a six-year contract, recurring electronic payment solutions that are generally on a contract term of six years, and our on-premise clients that are typically on a one-year contract. Less predictable software license fees, paid by clients implementing our software solutions on-premise, and hardware sales, including all non-software products that we re-market in order to support our software systems, complement our primary revenue sources. Information regarding the classification of our business into four separate segments is set forth in Note 14 to the consolidated financial statements (see Item 8).

We recognize that our associates and their collective contributions are ultimately responsible for Jack Henry's past, present, and future success. Recruiting and retaining high-quality associates is essential to our ongoing growth and financial performance, and we believe we have established an organizational culture that sustains high levels of associate engagement. For further discussion of our human capital considerations, see "Human Capital" below.

Our Industry

Our core banking solutions generally serve commercial banks and savings institutions from de novo banks to those with up to $55 billion in assets. According to the Federal Deposit Insurance Corporation (“FDIC”), there were approximately 4,300 commercial banks and savings institutions in the $55 billion and under asset range as of December 31, 2025, and we currently support over 900 of these banks with one of our three core information processing platforms and a significant number of complementary/payment products and services.

Our core credit union solutions serve credit unions of all asset sizes. According to America's Credit Unions ("ACU") (formerly Credit Union National Association), there were approximately 4,400 domestic credit unions as of December 31, 2025, and we currently support over 700 of these credit unions with one flagship core information processing platform and a significant number of complementary/payment products and services.

Our core agnostic solutions serve banks and credit unions of all asset sizes and charters and other diverse corporate entities. We support these organizations with specialized solutions for generating additional revenue and growth, increasing security, mitigating operational risks, and controlling operating costs.

Our products and solutions are designed to support banks and credit unions of all asset sizes. We complete annual, third-party testing to validate our scalability. Today, we support core clients with up to $55 billion in assets, payments clients with up to $200 billion and above in assets, and complementary clients with up to $500 billion and above in assets.

The FDIC reports the number of commercial banks and savings institutions declined 13% from the end of calendar year 2020 to the end of calendar year 2025, due mainly to mergers and acquisitions. Although the number of banks continued to decline at a 3% compound annual rate during this period, aggregate assets increased at a compound annual rate of 3% and totaled $25.3 trillion as of December 31, 2025. There were four new bank charters issued in calendar year 2025 and six issued in the 2024 calendar year. Comparing calendar years 2025 to 2024, the number of transactions of FDIC-insured banks acquiring or merging with other banks or credit unions increased 55%.

ACU reports the number of credit unions declined 16% from the end of calendar year 2020 to the end of calendar year 2025. Although the number of credit unions declined at a 3% compound annual rate during this period, aggregate assets increased at a compound annual rate of 6% and totaled $2.5 trillion as of December 31, 2025.

Despite continued industry consolidation, the average assets under management for our banking core clients grew from $1.29 billion to $1.42 billion, and the average assets under management for our credit union core clients grew from $1.20 billion to $1.31 billion.

Community and regional banks and credit unions are vitally important to the communities, consumers, and businesses they serve as well as to the local economies where they operate. Bank and credit union accountholders rely on these institutions to provide personalized, relationship-based service, and competitive financial products and services available through the accountholders' delivery channel of choice. Institutions are recognizing that attracting and retaining accountholders in today’s highly competitive financial industry and realizing near-term and long-term performance goals are often technology dependent. Banks and credit unions must implement technological solutions that enable them to:

- Offer digital strategies that provide the convenience-driven services required in today’s financial services industry.
- Maximize performance with accessible, accurate, and timely business intelligence information.
- Provide the high-demand products and services needed to successfully compete with traditional and non-traditional competitors created by convergence within the financial services industry.
- Foster growth and efficiency through delivering accountholders exceptional user experiences.
- Expand existing accountholder relationships and strengthen exit barriers by cross selling additional products and services.
- Capitalize on new revenue, and deposit and loan portfolio growth opportunities.
- Increase operating efficiencies and reduce operating costs.
- Protect mission-critical information assets and operational infrastructure.
- Protect accountholders with various security tools from fraud and related financial losses.

- Maximize the day-to-day use of technology and return on technology investments.
- Ensure full regulatory compliance.

Jack Henry's extensive product and service offerings help diverse banks and credit unions meet business challenges and capitalize on opportunities. We strive to get to know our clients, understand their strategies and challenges, and provide innovative solutions that help them achieve short- and long-term success.

Business Strategy

Our fundamental business strategy is to generate organic revenue and earnings growth augmented by strategic acquisitions. Our strategy for the next three to five years is to enable banks and credit unions to win on exceptional user experience and trust through open, innovative technology, data-driven insights, and service, resulting in greater growth and efficiency. We intend to execute this strategy by:

- Providing community and regional banks and credit unions with core processing systems that provide excellent functionality and support on-premise and private cloud delivery environments with identical functionality.
- Expanding each core client relationship by cross-selling complementary/payment products and services that enhance the functionality provided by our core processing systems.
- Delivering highly specialized core-agnostic complementary/payment products and services to banks and credit unions, including institutions not utilizing one of our core processing systems, and diverse corporate entities.
- Developing and deploying a long-term technology modernization strategy to provide public cloud-native solutions that provide clients with greater flexibility, optionality, open integration, speed to market, and other benefits.
- Upholding a company-wide commitment to service that consistently exceeds our clients' expectations and generates high levels of retention.
- Carrying out a large client strategy that focuses on deep engagement with banks and credit unions to align objectives, optimize revenue streams, and foster collaborative growth and innovation through continuous engagement and commitment to excellence.
- Growing our market share of services to small and medium-sized businesses, offering features through banks and credit unions.
- Expanding market share and adoption of payments capabilities and digital solutions.
- Harnessing artificial intelligence ("AI") to boost internal efficiency and unlock new benefits for clients.
- Fostering an open ecosystem and access to high-grade fintechs.
- Building, maintaining, and enhancing a protected environment and tools that help our clients and Jack Henry protect accountholder data, assets, and comply with regulations.
- Maintaining a disciplined acquisition strategy.

Technology Modernization Strategy

Our public cloud-native technology modernization strategy seeks to enable our bank and credit union clients to innovate faster, differentiate themselves in the markets they serve, and meet the evolving needs of their accountholders.

The Jack Henry Platform™ is the centerpiece of this strategy and operates as a single public cloud-native, API-first platform, which we are developing into a fully functional modern alternative for existing core functions. The platform includes services like wire transfers, a centralized data hub for reporting and analysis, exception item processing, general ledger, deposit servicing, and entitlements. These services can be combined with other Jack Henry public cloud-native solutions, such as digital banking, digital payments, and fraud detection, as well as third-party provider solutions on a single, unified platform.

The Jack Henry Platform leverages public cloud advantages, including high system availability, rapid processing, modern security standards, easily deployable upgrades, and scalability.

The Jack Henry Platform also serves as a connective layer across our existing core systems, linking foundational core capabilities with newer, rapidly evolving innovations. By providing a unified integration framework, the platform enables

solutions such as stablecoin capabilities, Rapid Transfers, and Tap2Local™ to seamlessly extend across our core environments — allowing clients to adopt new functionality without disrupting their core operations.

Small and Medium-Sized Business (SMB) Strategy

We are focused on helping banks and credit unions grow and better serve their SMB customers by delivering innovative, easy-to-adopt capabilities that enhance payment experiences and improve cash flow management.

A key component of this strategy is expanding access to modern, embedded payment capabilities that are purpose-built for how SMBs and their customers transact today.

Tap2LocalTM enables secure, in-person payments by allowing businesses to accept transactions directly through compatible mobile devices, reducing the need for dedicated hardware and simplifying the payment experience. This functionality helps small businesses more easily accept payments in a variety of settings while maintaining a seamless and secure connection to their financial institution.

Rapid Transfers complements this capability by enabling faster movement of funds for both SMBs and consumers. By accelerating the availability of funds, Rapid Transfers helps improve liquidity, support more efficient cash flow management, and meet growing expectations for instant access to money. Together, these capabilities allow banks and credit unions to offer modern payment experiences that strengthen relationships with both business and retail accountholders.

Acquisition Strategy

We have a disciplined approach to acquisitions and have been successful in supplementing our organic growth with 36 strategic acquisitions since the end of fiscal year 1999. We continue to explore acquisitions that have the potential to:

- Expand our suite of complementary/payment products and services.
- Provide products and services that can be sold to both existing core and non-core clients as well as outside our core base to new clients.
- Accelerate our internal development efforts for technology modernization.
- Provide selective opportunities to sell outside our traditional markets in the financial services industry.

After 50 years in business, we have very few gaps in our product line, so it is increasingly difficult to find proven products or services that would enable our clients and prospects to better optimize their business opportunities or solve specific operational issues. In addition, we see few acquisition opportunities that would expand our market or enable our entry into adjacent markets within the financial services industry that are fairly priced or that we could assimilate into our Company without material distractions.

We have a solid track record of executing acquisitions from both a financial and operational standpoint, and we will continue to pursue acquisition opportunities that support our strategic direction, complement and accelerate our organic growth, and generate long-term profitable growth for our stockholders. While we seek to identify appropriate acquisition opportunities, we will continue to explore alternative ways to leverage our cash position and balance sheet to the benefit of our stockholders, such as continued investment in new products and services for our clients, repurchases of our stock, and continued payment of dividends.

Our most recent acquisition was:

Fiscal Year	Company or Product Name	Products and Services
2026	Victor Technologies, Inc. ("Victor")	Provider of cloud-native, API-first direct-to-core embedded payments solutions.

Solutions

- Our core banking solutions support commercial banks with information and transaction processing platforms that provide enterprise-wide automation. We have three functionally distinct core bank processing systems and many fully integrated complementary/payment solutions, including business intelligence and bank management, retail and business banking, digital and mobile internet banking and electronic payment solutions, fraud and risk management and protection, account origination, and item and document imaging solutions. Our core banking solutions have state-of-the-art functional capabilities, and we can re-market the hardware required by on-

premise use of each software system. Our banking solutions can be delivered on-premise or through our private cloud delivery model and are backed by a company-wide commitment to provide exceptional client support.

- Our core credit union solutions support credit unions of all sizes with an information and transaction processing platform that provides enterprise-wide automation. Our solution includes one flagship core processing system and many fully integrated complementary/payment solutions, including business intelligence and credit union management, accountholder and accountholder business services, digital and mobile internet banking and electronic payment solutions, fraud and risk management and protection, account origination, and item and document imaging solutions. Our credit union solution also has state-of-the-art functional capabilities. We also re-market the hardware required by on-premise use of the software system. Our credit union solution can be delivered on-premise, through our private cloud, or through our partner private cloud delivery models. Each is backed by our company-wide commitment to provide exceptional client support.
- Our core agnostic solutions for banks, credit unions, and diverse corporate entities are specialized products and services assembled primarily through our focused diversification acquisition strategy. These core-agnostic solutions are compatible with a wide variety of information technology platforms and operating environments and offer a large number of complementary/payment solutions, including proven solutions for generating additional revenue and growth, increasing security and mitigating operational risks, and/or controlling operating costs. Our core agnostic products and services enhance the performance of banks and credit unions of all asset sizes and charters, and diverse corporate entities. These distinct products and services can be implemented individually or as solution suites to address specific business problems or needs and enable effective responses to dynamic industry trends.

We are committed to developing and maintaining modern and integrated solutions supported by high service levels. We continuously update and improve these solutions through an interactive client enhancement process, ensuring compliance with relevant regulations, and incorporating proven advances in technology. Our goal is to uphold our Company's reputation as a premium solution and service provider.

Core Software Systems

Core software systems primarily consist of the integrated applications required to process deposit, loan, and general ledger transactions, and to maintain centralized accountholder information.

Our core banking solutions consist of three software systems marketed to banks, and our core credit union solution consists of one software system marketed to credit unions. These core systems are available for on-premise installation at client sites, or banks and credit unions can choose to leverage our private cloud environment for ongoing information processing.

Core banking platforms are:

- **SilverLake System®,** a robust system primarily designed for commercial-focused banks that currently serves banks with assets ranging from $1 billion to up to $55 billion. Some progressive smaller banks and de novo (start-up) banks also select SilverLake. This system is in use by over 500 banks, and now serves approximately 13% of the domestic banks in the $55 billion and under asset range .
- **CIF 20/20®,** a parameter-driven, easy-to-use system that now supports over 200 banks ranging from de novo institutions to those with assets of over $1 billion.
- **Core Director®,** a cost-efficient system with point-and-click operation that now supports approximately 200 banks ranging from de novo institutions to those with assets of over $2 billion.

Core credit union platform is:

- **Symitar® (formerly known as Episys®),** a robust system designed specifically for credit unions. It has been implemented by over 700 credit unions with assets ranging from $21 million to over $36 billion, and according to National Credit Union Administration ("NCUA") data, is the system implemented by more credit unions with assets exceeding $100 million than any other credit union core system.

Clients electing to install our solutions on-premise license the proprietary software systems. The majority of these clients pay ongoing annual software maintenance fees. We re-market the hardware, hardware maintenance, and peripheral equipment that is required by on-premise use of our software solutions; and we perform software implementation, data conversion, training, ongoing support, and other related services. On-premise clients generally license our core software systems under a standard license agreement that provides a fully paid, nonexclusive, nontransferable right to use the software on a single computer at a single location.

Clients can eliminate the significant up-front capital expenditures required by on-premise installations and the responsibility for operating information and transaction processing infrastructures by leveraging our private cloud environment for those functions. Our core private cloud services are provided through a highly resilient data center configuration across multiple physical locations. We also provide image item processing services from two host/archive sites and several key entry and balancing locations throughout the country. We print and mail accountholder statements for banks and credit unions from three regional printing and rendering centers. Clients electing to outsource their core processing typically sign contracts for six years that include “per account” fees and minimum guaranteed payments during the contract period.

We are dedicated to meeting the evolving business needs of our core bank and credit union clients by continuously enhancing each core system, introducing new integrated complementary products regularly, integrating practical new technologies, and adhering to regulatory compliance initiatives. Additionally, we serve as a single point of contact for each core client for support and accountability.

Complementary Products and Services

We have a large number of complementary products and services that are targeted to our core banks and credit unions. Many of these are selectively sold to banks and credit unions that use other core processing systems.

These complementary solutions enable core bank and credit union clients to respond to evolving accountholder demands, expedite speed-to-market with competitive offerings, increase efficiency, address specific operational needs, and generate new revenue streams. The highly specialized solutions enable diverse banks, credit unions, and corporate entities to generate additional revenue and growth opportunities, increase security, mitigate operational risks, and control operating costs.

We regularly introduce new products and services based on demand for integrated complementary solutions from our existing core clients and based on the growing demand among banks, credit unions, and corporate entities for specialized solutions capable of increasing revenue and growth opportunities, mitigating and controlling operational risks, and/or containing costs. Our Industry Research department solicits client guidance on the business solutions they need, evaluates available solutions and competitive offerings, and manages the introduction of new product offerings. Our new complementary products and services are developed internally, acquired, or provided through strategic alliances.

Implementation and Training

Most of our bank and credit union clients contract with us for implementation and training services in connection with their core systems and additional complementary products.

A complete core system implementation typically includes detailed planning, project management, data conversion, and testing. Our experienced implementation teams travel to client facilities or work remotely with clients to help manage the implementation process and ensure that all data is transferred from the legacy system to the Jack Henry system. Our implementation fees are fixed or hourly based on the core system being installed.

We also provide extensive initial and ongoing education to our clients. We have a comprehensive training program that supports new clients with basic training and longtime clients with continuing education. The training enables banks and credit unions to maximize the use of our core and complementary solutions, learn about ongoing system enhancements, and understand evolving legislative and regulatory requirements.

Support and Services

We serve our core clients as a single point of contact and support for the solutions we provide. Our comprehensive support infrastructure incorporates:

- High service standards.
- Trained support staff available up to 24 hours a day, 365 days a year.
- Assigned account team.
- Sophisticated support tools, resources, and technology.
- Broad experience converting diverse banks and credit unions to our core platforms from competitive platforms.
- Industry experts to offer best practice technology and operational consulting services.
- Highly effective change management and control processes.
- Best practices methodology developed and refined through the company-wide, day-to-day experience.

Most on-premise clients contract for annual software support services, and this represents a significant source of recurring revenue for Jack Henry. These support services are typically priced at approximately 20% of the respective product's software license fee. The subsequent years' service fees generally increase as client assets increase and as additional complementary products are purchased. Annual software support fees typically are billed during June and are paid in advance for the entire fiscal year, with proration for new product implementations that occur during the fiscal year. Hardware support fees also are usually paid in advance for entire contract periods which typically range from one to five years. Most support contracts automatically renew unless the client or Jack Henry gives notice of termination at least 30 days prior to contract expiration.

High levels of support are provided to our private cloud clients by the same support infrastructure utilized for on-premise clients. However, these support fees are included as part of monthly private cloud fees.

Hardware Systems

Our software systems operate on a variety of hardware platforms. We have established remarketing agreements with IBM Corporation, and many other hardware providers that allow Jack Henry to purchase hardware and related maintenance services at a discount and resell them directly to our clients. We currently sell IBM Power Systems™; Lenovo®, Dell, Hewlett Packard Enterprise, and Cisco servers and workstations; Canon®, Digital Check, Epson®, and Panini® check scanners; and other devices that complement our software solutions.

Digital Products and Services

Jack Henry Digital provides a unified platform of digital products and services, anchored by the Banno Digital Platform™. This native and browser-based banking solution empowers community and regional banks and credit unions to strategically enhance their digital offerings and compete effectively with larger banks and tech companies. It's a comprehensive business and retail open platform delivering attractive, fast, cloud-native applications for accountholders and cloud-based, core-connected back-office tools for employees. Our treasury platform is a separate digital product that services the needs of banks' larger commercial customers.

Payment Solutions

Electronic payment solutions provide our clients with the tools necessary to be at the forefront of payment innovation with secure payment processing designed to simplify complex payment processing, attract profitable retail and commercial accounts, increase operating efficiencies, comply with regulatory mandates, and proactively mitigate and manage payment-related risk .

- **JHA Card Processing Solutions™ ("CPS")** supports full-service and in-house debit and credit card programs, as well as an agent credit option, backed by a comprehensive suite of tools for 24/7 fraud mitigation, digital payments, full-service dispute management, plastics manufacturing and personalization, loyalty programs, data analytics, and ATM terminal driving. In addition, advisory services are offered to support a variety of needs including card portfolio growth, start-up program consultation, as well as customized fraud management; all tailored to individual bank and credit union goals and concerns.
- **Enterprise Payment Solutions ("EPS")** is a comprehensive payments engine, offering an integrated suite of Automated Clearing House ("ACH"), instant payments, credit card, and remote deposit capture processing that includes supporting tools for accounts receivable posting, risk management, reporting, and application interfaces ("APIs") for banks, credit unions, businesses, and fintechs of all sizes. EPS helps clients succeed in today's competitive market to increase revenue, improve efficiencies, better manage compliance, and enhance accountholder relationships.
- **Payrailz™ Payments Platform** provides consumers and businesses with money movement options through their bank's or credit union's digital platforms. It supports our technology modernization strategy by providing next-generation, cloud-native digital payment capabilities to our payment ecosystem. This money movement payments platform incorporates AI to make predictive and proactive recommendations, a flexible modern user experience, a layered security model, an automated fraud feature powered by machine learning, and a contemporary, adaptable administrative portal. In addition to bill payment capabilities, we provide a 'pay a loan' feature, an 'open looped' real-time person-to-person ("P2P") solution, and account-to-account ("A2A") transfer features. The array of money movement options maintains consumer and business engagement with the bank or credit union.
- **JHA PayCenter™** provides banks and credit unions with a single entry point to both Zelle® and Real Time Payments ("RTP") networks, and the Federal Reserve's FedNow® network. PayCenter manages the certification process and mandatory updates from the payment networks, simplifies integration with toolkits, and provides fraud monitoring. Banks

and credit unions can send and receive transactions instantly 24 hours a day, 365 days a year, through our core and complementary solutions.

- **Payments Orchestrator (“PO”)** is a modern API-first, direct-to-core embedded payments platform, for large corporate and bank-fintech partnerships that accelerate growth. It supports multiple payment rails to deliver instant payments, ACH processing, and wire transfers on a single API platform. PO embeds highly scalable Virtual Accounts with real-time reconciliation of inbound and outbound payments, and built agnostically to directly integrate with a core (currently today, integrates directly with Jack Henry SilverLake System®) for streamlined efficiency and a single source of truth.

Research and Development

We invest significant resources in ongoing research and development to build new software solutions and services and enhance existing solutions with additional functionality and features required to ensure regulatory compliance. We enhance our core and complementary systems a minimum of once each year. Product-specific enhancements are largely client-driven with recommended opportunities formally gathered through focus groups, change control boards, strategic initiatives meetings, annual user group meetings, and ongoing client contact. We also continually evaluate and implement process improvements that expedite the delivery of new products and enhancements to our clients and reduce related costs.

Research and development expenses (in thousands) for fiscal 2026, 2025, and 2024 were $176,445, $162,771, and $148,256, respectively. We recorded capitalized software (in thousands) in fiscal 2026, 2025, and 2024 of $184,243, $172,445, and $167,175, respectively.

Sales and Marketing

We serve established, well-defined markets that provide ongoing sales and cross-sell opportunities.

The marketing and sales initiatives within the core business lines are primarily focused on identifying banks and credit unions evaluating alternative core information and transaction processing solutions. Our specialized core-agnostic niche solutions are sold to complement existing technology platforms to banks and credit unions of all asset sizes and charters.

Sales executives are responsible for the activities required to earn new clients in assigned territories, and regional account executives are responsible for nurturing client relationships and cross selling additional products and services. Our sales professionals receive base salaries and performance-based commission compensation. Sales support staff provide a variety of services, including product and service demonstrations, responses to prospect-issued requests-for-proposals, and proposal and contract generation. Our marketing department supports sales with lead generation, product adoption, and brand-building activities, including participation in state-specific, regional, and national trade shows; print and online advertising; client newsletters; ongoing promotional campaigns; and media relations. We also host an annual national education conference, which provides opportunities to network with existing clients and demonstrate new products and services.

Jack Henry has sold select products and services outside the United States, primarily in Latin America, the Caribbean and Canada. International sales accounted for less than 1% of Jack Henry’s total revenue in each of fiscal 2026, 2025, and 2024.

Competition

The market for companies providing technology solutions to financial services organizations is competitive, and we expect that competition from both existing competitors and companies entering our existing or future markets will remain strong. Some of our current competitors have longer operating histories, larger client bases, and greater financial resources. The principal competitive factors affecting the market for technology solutions include culture, service, innovation, strategy, and execution, along with product/service functionality, price, operating flexibility, and ease-of-use. For more than a decade, there has been significant consolidation among providers of products and services designed for banks and credit unions, and this consolidation is expected to continue in the future.

Our core solutions compete with large vendors that provide information and transaction processing solutions to banks and credit unions, including Fidelity National Information Services, Inc.; Fiserv, Inc.; Corelation, Inc.; and Finastra. Our core agnostic solutions compete with an array of disparate fintech vendors that provide niche solutions to financial services organizations and corporate entities.

Intellectual Property, Patents, and Trademarks

Although we believe our success depends upon our technical expertise more than our proprietary rights, our future success and ability to compete depend in part upon our proprietary technology. We have registered or filed applications for our primary

trademarks. Most of our technology is not patented. Instead, we rely on a combination of contractual rights, copyrights, trademarks, and trade secrets to establish and protect our proprietary technology. We generally enter into confidentiality agreements with our associates, consultants, resellers, clients, and prospects. Access to and distribution of our Company's source code is restricted, and the disclosure and use of other proprietary information is further limited. Despite our efforts to protect our proprietary rights, unauthorized parties can attempt to copy or otherwise obtain, or use our products or technology.

Regulatory Compliance

Jack Henry maintains a corporate commitment to address compliance issues and implement requirements imposed by federal regulators prior to the effective date of such requirements when adequate prior notice is given. Our compliance program is coordinated by a team of qualified compliance professionals with extensive regulatory agency and financial institution experience, knowledge and understanding of Federal consumer protection regulations, and a thorough working knowledge of Jack Henry and our solutions. These compliance professionals leverage multiple channels to remain informed about potential and recently enacted regulatory requirements, including discussions on emerging topics with the Federal Banking Agencies ("FBA"), and training sessions sponsored by various professional associations.

We have processes in place to inform internal stakeholders of new and revised regulatory requirements. Upcoming regulatory changes also are presented to the Company's development teams through periodic regulatory compliance meetings and the necessary product changes are included in the ongoing product development cycle. We publish newsletters to keep our clients informed of regulatory changes that could impact their operations. Periodically, client advisory groups are assembled to discuss significant regulatory changes.

Internal audits of our systems, networks, operations, business recovery plans, and applications are conducted and specialized outside firms are periodically engaged to perform testing and validation of our systems, processes, plans, and security. The FBA conducts ongoing examinations of the Company and issues Reports of Examination. The Board of Directors provides oversight of these activities through the Risk and Compliance Committee and the Audit Committee.

Government Regulation

The financial services industry is subject to extensive and complex federal and state regulation. All financial institutions are subject to substantial regulatory oversight and supervision. Our products and services must comply with the extensive and evolving regulatory requirements applicable to our clients, including but not limited to those mandated by federal truth-in-lending and truth-in-savings rules, the Privacy of Consumer Financial Information regulations, usury laws, the Equal Credit Opportunity Act, the Fair Housing Act, the Electronic Funds Transfer Act, the Fair Credit Reporting Act, the Bank Secrecy Act, the USA Patriot Act, the Gramm-Leach-Bliley Act, the Community Reinvestment Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act. The compliance of Jack Henry's products and services with these requirements depends on a variety of factors, including the parameters set through the interactive design, the classification of clients, and the manner in which the client utilizes the products and services. Our clients are contractually responsible for assessing and determining what is required of them under these regulations and then we provide solutions that assist them in meeting their regulatory needs through our products and services. We cannot predict the impact these regulations, any future amendments to these regulations or any newly implemented regulations will have on our business in the future.

Jack Henry is not chartered by the Office of the Comptroller of the Currency ("OCC"), the Board of Governors of the Federal Reserve System, the FDIC, the NCUA or other federal or state agencies that regulate or supervise depository institutions. However, operating as a service provider to banks and credit unions, Jack Henry's operations are governed by the same regulatory requirements as those imposed on financial institutions, and subject to periodic reviews by FBA regulators who have broad supervisory authority to remedy any shortcomings identified in such reviews. Jack Henry is also subject to periodic examinations by the Consumer Financial Protection Bureau ("CFPB"), which provides supervision and enforcement related to federal consumer financial laws applicable to some products and services offered by our clients.

We provide private cloud services through Jack Henry Processing Services™ for banks and EASE Processing Services™ for credit unions. We provide data centers and electronic transaction processing through JHA Card Processing Solutions™, internet banking through NetTeller® and Banno™ online solutions, bill payment through our Payrailz™ Payments Platform, network security monitoring and Hosted Network Solutions ("HNS") through our Gladiator® unit, cloud services through Hosted Partner Services and Enterprise Integration Services, and business recovery services through Centurion Disaster Recovery®.

Our private cloud services are subject to examination by FBA regulators under the Bank Service Company Act. These examinations cover a wide variety of subjects, including system development, functionality, reliability, and security, as well as disaster preparedness and business recovery planning. Our private cloud services are also subject to examination by state banking authorities on occasion.

Human Capital

Our Associates

As of June 30, 2026, Jack Henry had approximately 7,300 full-time and part-time associates. Our associates are not covered by a collective bargaining agreement and there have been no labor-related work stoppages.

Talent Attraction and Engagement

Our people and culture strategy is focused on attracting, engaging, and retaining associates that are qualified and innovative with future-ready technical skills. We are an equal opportunity employer and are committed to considering all qualified candidates for employment.

We seek non-traditional talent streams to help identify candidates from underrepresented groups. Our internship attracts college and university students, and our apprenticeship program offers paid training and work for candidates with little to no traditional experience, such as computer coding. Both programs can lead to full-time employment.

We are committed to fostering a respectful and inclusive workplace where all individuals are treated with respect and dignity, and we focus on ensuring all associates feel they belong at Jack Henry.

Business Innovation Groups ("BIGs"), which are open to all associates, help us to foster a culture of inclusion and belonging. These groups provide input and suggestions to address business problems and offer education and training to foster inclusion and belonging. As of June 30, 2026, we had over 1,800 unique associates and nearly 3,100 combined associates participating in six active BIGs. A significant portion of the Company's associates work remotely on either a full-time or hybrid remote/office basis. The Company remains focused on equipping all associates with the tools necessary to effectively communicate, collaborate, and build connections in a remote environment, including ensuring leaders have the skills needed to effectively lead dispersed teams.

We seek to actively listen to our associates throughout the year using a defined and continuous listening strategy designed to gather regular feedback on well-being, engagement, leadership, ethics, culture and values, satisfaction, and sense of belonging, through channels such as our annual engagement survey, pulse surveys, skip-a-level interviews, and town halls. This comprehensive strategy allows us to respond to associate concerns, benefit from associate perspectives, and better design and develop processes to support our Company culture. Associates can learn about changes through our internal online news center, regular email communications, monthly Manager Forum events, quarterly associate update videos, or all-associate town hall meetings delivered by senior management.

Learning and Development

Our success depends not only on attracting and retaining talented associates, but also in developing our current associates and providing new opportunities for their growth. We offer our associates numerous live and on-demand courses, resources, and training programs to help them build knowledge, improve skills, and develop their career at Jack Henry. Learning opportunities include mandatory courses, as well as recommended content in areas such as leadership development, technical skills, business acumen, innovation, and change management. Jack Tracks, an annual, company-wide virtual learning event, offers associates a large selection of curated topics such as technical and operational readiness, technology trends, company solutions, and industry trends.

Recognizing the importance of mentoring in career development, we host an internal mentorship marketplace, which allows prospective mentors and mentees to connect and self-initiate a mentoring relationship. Career mobility and personal development resources are available to all associates through dedicated intranet sites including an internal career website where associates can explore new opportunities, register their skills, and view salary ranges. We continue to strengthen our leadership capacity by providing training on effective coaching practices to leaders of the Company.

We recognize and value the contribution of our associates who develop, improve, and support our technology solutions. Access to on-demand technical training libraries, customized learning plans, certification programs, and classes facilitated by external experts are available to advance their technical expertise. When there is a critical skill need or where the technology landscape is rapidly changing, we provide unique learning solutions to align associates' development with our strategic initiatives.

Wellness and Safety

We emphasize the safety and well-being of our associates as a top priority. We define wellness holistically and include mental, physical, emotional, financial, psychological, and environmental considerations. Our benefit plan offerings include supportive and dedicated campaigns that communicate directly to associates about financial wellness, mental health, healthful nutrition

and exercise, and other wellness topics. Associate well-being is further supported through policies such as remote work, paid parental leave, military service leave, educational assistance, and bereavement leave policies, as well as paid time off, adoption assistance, an employee assistance program, paid community volunteer hours, and a wellness day.

Available Information

Jack Henry's website is easily accessible to the public at **jackhenry.com**. The "Investor Relations" portion of the website provides key corporate governance documents, the code of conduct, an archive of press releases, and other relevant Company information. Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and other filings and amendments thereto that are made with the SEC also are available free of charge on our website as soon as reasonably practical after these reports have been filed with or furnished to the SEC. The SEC also maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at **https://www.sec.gov**.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's common stock is quoted on the Nasdaq Global Select Market ("Nasdaq") under the symbol "JKHY."

The Company established a practice of paying quarterly dividends in fiscal 1991 and has paid dividends with respect to every quarter since that time. The declaration and payment of any future dividends will continue to be at the discretion of our Board of Directors and will depend upon, among other factors, our earnings, capital requirements, contractual restrictions, and operating and financial condition. The Company does not currently foresee any changes in its dividend practices.

On August 12, 2026, there were approximately 299,461 holders of the Company's common stock, including individual participants in security position listings.

Issuer Purchases of Equity Securities

The following shares of the Company were repurchased during the quarter ended June 30, 2026:

	Total Number of Shares Purchased [1]	Average Price of Share	Total Number of Shares Purchased as Part of Publicly Announced Plans	Maximum Number of Shares that May Yet Be Purchased Under the Plans [1]
April 1 – April 30, 2026	158,770	$162.14	158,770	1,471,178
May 1 – May 31, 2026	622,396	$140.67	622,396	5,848,782
June 1 – June 30, 2026	385,028	$131.06	385,028	5,463,754
Total	**1,166,194**	**$140.42**	**1,166,194**	**5,463,754**

[1] Total stock repurchase authorizations approved by the Company's Board of Directors as of May 8, 2026 were for 40.0 million shares, which includes an authorization on that date of an additional 5.0 million shares. Under these authorizations, the Company has repurchased and not re-issued 34,526,862 shares and has repurchased and re-issued 9,384 shares. The authorizations have no specific dollar or share price targets and no expiration dates.

Performance Graph

The following chart presents a comparison for the five-year period ended June 30, 2026, of the market performance of the Company's common stock with the Standard & Poor's 500 ("S&P 500") Index and the Standard & Poor's Composite 1500 Software & Services ("S&P 1500 Software & Services") Index. Historic stock price performance is not necessarily indicative of future stock price performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN

Among Jack Henry & Associates, Inc., the S&P 500 Index, and the S&P 1500 Software & Services Index


$350
$300
$250
$200
$150
$100
$50
$0
6/21
6/22
6/23
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JKHY
S&P 500
S&P 1500

The following information depicts a line graph with the following values:

	2021	2022	2023	2024	2025	2026
JKHY	100.00	111.31	104.69	105.24	115.67	89.76
S&P 500	100.00	89.38	106.90	133.15	153.34	187.57
S&P Composite 1500 Software & Services	100.00	83.56	108.45	138.00	161.76	125.48

This comparison assumes $100 was invested on June 30, 2021, and assumes reinvestments of dividends.

The stock performance graph shall not be deemed "filed" for purposes of Section 18 of the Exchange Act or incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following section provides management's view of the Company's financial condition and results of operations and should be read in conjunction with the audited consolidated financial statements, and related notes included elsewhere in this report. All dollar and share amounts, except per share amounts, are in thousands and discussions compare fiscal 2026 to fiscal 2025. Discussions of fiscal 2024 items and comparisons between fiscal 2024 and fiscal 2025 that are not included in this Form 10-K can be found in Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the fiscal year ended June 30, 2025.

OVERVIEW

Jack Henry & Associates, Inc. is a well-rounded financial technology company headquartered in Monett, Missouri, that employs approximately 7,300 full-time and part-time associates nationwide, and is a leading provider of technology solutions and payment processing services primarily to community and regional banks and credit unions. Our solutions serve over 7,200 clients and consist of integrated data processing systems solutions to banks ranging from de novo to multi-billion-dollar institutions with up to $55 billion in assets, core data processing solutions for credit unions of all sizes, and core-agnostic products and services that enable banks and credit unions of every asset size and charter, and diverse corporate entities outside the financial services industry, to mitigate and control risks, optimize revenue and growth opportunities, and contain costs. Our integrated solutions are available for on-premise installation and delivery in our private and public cloud.

Each of our solutions shares the fundamental commitment to provide high-quality business systems, service levels that consistently exceed client expectations, and integration of solutions and practical new technologies. The quality of our solutions, our high service standards, and the fundamental way we do business typically foster long-term client relationships, attract prospective clients, and have enabled us to capture substantial market share.

Through internal product development, disciplined acquisitions, and alliances with companies offering niche solutions that complement our proprietary solutions, we regularly introduce new products and services and generate new cross-sales opportunities. We provide compatible computer hardware for our on-premise installations and secure processing environments for our outsourced solutions in our private and public cloud. We perform data conversions, software implementations, initial and ongoing client training, and ongoing client support services.

We believe our primary competitive advantage is client service. Our support infrastructure and strict standards provide service levels that generate high levels of client satisfaction and retention. We consistently measure and monitor client satisfaction using a variety of surveys, such as an annual survey on the client's anniversary date and randomly-generated online surveys initiated each day by routine support requests to ensure feedback is received throughout the year. Dedicated surveys are also used to grade specific aspects of our client experience, including product implementation, education, and consulting services.

Our two primary revenue streams are "services and support" and "processing." Services and support includes: "private and public cloud" revenues that predominantly have contract terms of six years at inception; "product delivery and services" revenues, which include revenues from the sales of licenses, implementation services, deconversions, consulting, and hardware; and "on-premise support" revenues, composed of maintenance fees that primarily contain annual contract terms. Processing includes: "remittance" revenues from payment processing, remote capture, and ACH transactions; "faster payments" revenues from electronic payment services, "card" revenues, including card transaction processing and monthly fees; and "transaction and digital" revenues, which include transaction and mobile processing revenues. We continually seek opportunities to increase revenue while at the same time containing costs to expand margins.

We have four reportable segments: Core, Payments, Complementary, and Corporate Services (which prior to the third quarter of fiscal 2026 was referred to as Corporate and Other). The respective segments include all related revenues along with the related cost of revenue.

A detailed discussion of the major components of the results of operations follows.

RESULTS OF OPERATIONS

FISCAL 2026 COMPARED TO FISCAL 2025

In fiscal 2026, total revenue increased 7.1% or $169,051, compared to fiscal 2025. Reducing total revenue for deconversion revenue of $42,830 in the current fiscal year and $33,905 in the prior fiscal year and for acquisition revenue of $5,193 in the current fiscal year and revenue related to a contract change of $15,874 in the prior fiscal year, results in a 7.3% increase,

or $170,807. This increase was mainly driven by non-acquisition-related growth in data processing and hosting within cloud revenue as new clients were added and volumes expanded, card processing revenue primarily from monthly service and risk management fees, Jack Henry digital and transaction revenue as active monthly users and volumes increased, and faster payments and payment processing revenues from expanding volumes and new client revenue.

Operating expenses increased 5.7%, or $102,733, in fiscal 2026 compared to fiscal 2025. Reducing total operating expenses for deconversion costs of $12,878 in the current fiscal year and $6,242 in the prior fiscal year and for acquisition costs of $8,152 and a gain on assets of $6,829 in the current fiscal year and costs related to a contract change of $13,516 in the prior fiscal year, results in a 6.1% increase, or $108,291. This increase was primarily due to higher personnel costs including increases in compensation costs during the trailing twelve months, increased direct costs generally commensurate with growth in the related lines of revenue, and higher amortization of capitalized software.

As we move into fiscal 2027 we continue to be excited and confident about our future, and we remain well-positioned to deliver durable, consistent growth and attractive results for our shareholders. Technology spending by financial institutions remains strong, and there is clear demand for our differentiated and innovative technology solutions. We have a very healthy sales pipeline and a proven ability to attract and win deals, especially with larger financial institutions. We believe our unwavering focus on culture, service, innovation, strategy, and execution continues to set us apart in the market and will enable us to drive continued revenue growth with strong margin expansion, benefiting our associates, clients, and shareholders.

A detailed discussion of the major components of the results of operations for the fiscal year ended June 30, 2026 compared to the fiscal year ended June 30, 2025 follows.

REVENUE

Services and Support Revenue	Year Ended June 30,		
	2026	2025	% Change
Services and support	**$ 1,448,003**	$ 1,361,737	**6.3%**
Percentage of total revenue	**57%**	57%	

Services and support includes: “private and public cloud” fees, which predominantly have contract terms of six years at inception; “product delivery and services” revenue, which includes revenue from the sales of licenses, implementation services, deconversion fees, consulting, and hardware; and “on-premise support” revenue, which is composed primarily of maintenance fees with annual contract terms.

In the fiscal year ended June 30, 2026, services and support revenue increased 6.3% compared to the prior fiscal year. Reducing total services and support revenue by deconversion revenue for each year, which totaled $42,830 in fiscal 2026 and $33,905 in fiscal 2025 and by revenue related to a contract change of $15,874, services and support revenue grew 7.1%. This increase was primarily driven by growth in data processing and hosting revenue within private and public cloud revenue, higher consulting, work orders and release fees revenue, a rise in implementation revenue, and increased license and hardware revenue partially offset by the decrease in software usage revenue.

Processing Revenue	Year Ended June 30,		
	2026	2025	% Change
Processing	**$ 1,096,336**	$ 1,013,551	**8.2%**
Percentage of total revenue	**43%**	43%	

Processing revenue includes: “remittance” revenue from payment processing, remote capture, and ACH transactions; “faster payments” revenues from electronic payment services, “card” fees, including card transaction processing and monthly fees; and “transaction and digital” revenue, which includes transaction and mobile processing fees.

Processing revenue increased 8.2% for the fiscal year ended June 30, 2026, compared to the fiscal year ended June 30, 2025. This increase was mainly driven by growth in card revenue from monthly service and risk management fees, improvement in Jack Henry digital and transaction revenue from a higher number of active users on our digital platform, and a rise in faster payments revenue.

OPERATING EXPENSES

Cost of Revenue	Year Ended June 30 ,		
	2026	2025	% Change
Cost of revenue	**$ 1,433,651**	$ 1,360,747	**5.4%**
Percentage of total revenue	**56%**	57%	

Cost of revenue for fiscal 2026 increased 5.4% compared to fiscal 2025. Reducing total cost of revenue for deconversion costs of $7,420 in the current fiscal year and $3,517 in the prior fiscal year and for acquisition costs in the current fiscal year of $6,225 and costs related to a contract change in the prior fiscal year of $13,516 results in a 5.7% increase. This increase was primarily due to higher personnel costs, including compensation and benefit costs, partially related to trailing twelve month headcount growth, higher direct costs generally consistent with increases in related lines of revenue, as well as higher amortization of capitalized software and increased internal licenses and fees. Cost of revenue decreased 1% as a percentage of total revenue for fiscal 2026 compared to fiscal 2025.

Research and Development	Year Ended June 30,		
	2026	2025	% Change
Research and development	**$ 176,445**	$ 162,771	**8.4%**
Percentage of total revenue	**7%**	7%	

We devote significant effort and expense to develop new software and service products and continually upgrade and enhance our existing offerings. We believe our research and development efforts are highly efficient because of the extensive experience of our research and development staff and because our product development is highly client driven.

Research and development expenses for fiscal 2026 increased 8.4% compared to fiscal 2025. Reducing total research and development costs for acquisition costs in the current fiscal year of $1,803 results in a 7.3% increase. This increase was mainly due to higher personnel costs, including compensation and benefit costs, partially related to trailing twelve month headcount growth. The increase in this expense category for the current fiscal year reflects our continuing commitment to the development of strategic products. Research and development expense remained consistent as a percentage of total revenue for fiscal 2026 compared to fiscal 2025.

Selling, General, and Administrative	Year Ended June 30,		
	2026	2025	% Change
Selling, general, and administrative	**$ 299,210**	$ 283,055	**5.7%**
Percentage of total revenue	**12%**	12%	

Selling, general, and administrative costs included all expenses related to sales efforts, commissions, finance, legal, and human resources, plus all administrative costs.

Selling, general, and administrative expenses for fiscal 2026 increased 5.7% compared to fiscal 2025. Reducing total selling, general, and administrative expense for deconversion costs from each year, which totaled $5,457 in fiscal 2026 and $2,725 in fiscal 2025, a gain on assets of $6,829 and acquisition costs of $124 in the current fiscal year, results in a 7.2% increase. This increase was primarily due to higher personnel costs, including increased medical costs due to second-half fiscal 2026 normalization trends and higher compensation tied to trailing twelve month headcount growth. Selling, general, and administrative expenses remained consistent as a percentage of total revenue for fiscal 2026 compared to fiscal 2025.

INTEREST INCOME AND EXPENSE

	Year Ended June 30,		
	2026	2025	% Change
Interest income	**$ 23,144**	$ 27,759	**(16.6)%**
Interest expense	**$ (5,387)**	$ (10,438)	**(48.4)%**

Interest income decreased over the prior fiscal year due to decreased interest earned on balances fiscal year over fiscal year. Interest expense decreased in fiscal 2026 mainly due to the timing and amounts of borrowed and repaid balances ending the current fiscal year with $40,000 remaining debt outstanding.

PROVISION FOR INCOME TAXES

	Year Ended June 30,		
	2026	2025	% Change
Provision for income taxes	**$ 150,014**	$ 130,288	**15.1%**
Effective rate	**23.0%**	22.2%	

The increase in the Company's effective tax rate in fiscal 2026 compared to fiscal 2025 was primarily due to investment tax credit benefits recognized in fiscal 2025 that did not recur in fiscal 2026, as well as differences in the tax effects of stock-based compensation between the two periods.

NET INCOME

	Year Ended June 30,		
	2026	2025	% Change
Net income	**$ 502,776**	$ 455,748	**10.3%**
Diluted earnings per share	**$ 6.98**	$ 6.24	**11.9%**

Net income grew 10.3% to $502,776, or $6.98 per diluted share, in fiscal 2026 from $455,748, or $6.24 per diluted share, in fiscal 2025. The diluted earnings per share increase fiscal year over fiscal year was 11.9%. This increase was primarily due to non-acquisition-related growth in our lines of revenue partially offset by higher operating expenses and increased provision for income taxes in fiscal 2026 compared to fiscal 2025 .

REPORTABLE SEGMENT DISCUSSION

The Company's operations are classified into four reportable segments: Core, Payments, Complementary, and Corporate Services (formerly "Corporate and Other"). The Core segment provides core information processing platforms to banks and credit unions, which consist of integrated applications required to process deposit, loan, and general ledger transactions, and maintain centralized accountholder information. The Payments segment provides secure payment processing tools and services, including ATM, debit, and credit card processing services, online and mobile bill pay solutions, money movement and embedded payment capabilities, remote deposit capture processing, and risk management products and services. The Complementary segment provides additional software, hosted processing platforms, and services, including digital/mobile banking, treasury services, online account opening, fraud/anti-money laundering ("AML") and lending/deposit solutions that can be integrated with the Company's Core solutions, and many can be used independently. The Corporate Services segment includes revenue and direct costs from hardware and other products and services and our technology infrastructure costs.

The Company's Chief Executive Officer, who is also the Company's chief operating decision maker ("CODM"), regularly evaluated segment performance and made strategic decisions on the allocation of resources to them based on various factors, including performance against trend, budget, and forecast for the fiscal years ended June 30, 2026, 2025, and 2024. The CODM also used reportable segment revenue, costs of revenue, and segment income to evaluate segment performance and allocate resources. The Company has not disclosed any additional asset information by segment, as the information is not generated for internal management reporting to the CODM.

During the fiscal year ended June 30, 2026, the Company realigned a product from the Corporate Services segment to the Complementary segment. As a result of this realignment, adjustments were made during the fiscal year ended June 30, 2026, to reclassify related revenue and cost of revenue recognized for the fiscal years ended June 30, 2025 and 2024, from the Corporate Services segment to the Complementary segment. Revenue reclassed for the fiscal years ended June 30, 2025 and 2024, was $13,209 and $12,402, respectively. Cost of revenue reclassed for the fiscal years ended June 30, 2025 and 2024, was $2,970 and $2,840, respectively.

Immaterial adjustments have been made between segments during the fiscal year ended June 30, 2026, to reclassify revenue and cost of revenue that was recognized for the fiscal years ended June 30, 2025 and 2024. These reclasses were made to be consistent with the current allocation of revenue and cost of revenue by segment. Revenue reclassed for the fiscal years ended June 30, 2025 and 2024, from the Core segment to the Complementary segment, was $6,353 and $5,471, respectively. Revenue reclassed for the fiscal year ended June 30, 2024, from the Core segment to the Corporate Services segment, was $5. Cost of revenue reclassed for the fiscal years ended June 30, 2025 and 2024, from the Core segment to the Complementary segment, was $1,864 and $1,768, respectively. Cost of revenue reclassed for the fiscal years ended June 30, 2025 and 2024, from the Core segment to the Corporate Services segment, was $269 and $277, respectively.

Core	Year Ended June 30,		
	2026	% Change	2025
Revenue	**$ 768,452**	4.8%	$ 732,924
Cost of Revenue	**$ 304,886**	3.3%	$ 295,239

In fiscal 2026, revenue in the Core segment increased 4.8% compared to fiscal 2025. Reducing total Core revenue by deconversion revenue from both fiscal years, which totaled $16,605 in fiscal 2026 and $14,765 in fiscal 2025 and by revenue related to a contract change of $15,874 in the prior fiscal year, Core segment revenue increased 7.1%. This increase was primarily driven by non-acquisition-related increases in our data processing and hosting revenue within cloud and a rise in consulting, work orders, and release revenue. Cost of revenue in the Core segment increased 3.3% for fiscal 2026 compared to fiscal 2025. Reducing total Core cost of revenue by deconversion costs from both fiscal years, which totaled $4,566 in fiscal 2026 and $2,096 in fiscal 2025 and by costs related to a contract change of $13,516 in the prior fiscal year, Core segment cost of revenue increased 7.4%. This increase was primarily due to higher personnel costs, including compensation and benefit costs, partially related to trailing twelve month headcount growth. Core segment cost of revenue remained consistent as a percentage of revenue for fiscal 2026 compared to fiscal 2025.

Payments	Year Ended June 30,		
	2026	% Change	2025
Revenue	**$ 936,006**	7.2%	$ 873,498
Cost of Revenue	**$ 479,539**	4.2%	$ 460,151

In fiscal 2026, revenue in the Payments segment increased 7.2% compared to fiscal 2025. Reducing total Payments revenue by deconversion revenue from both fiscal years, which totaled $13,660 in fiscal 2026 and $11,159 in fiscal 2025 and by acquisition revenue of $5,193 in the current fiscal year, Payments segment revenue increased 6.4%. This increase was primarily driven by growth within card revenue and faster payments and payment processing revenues. Cost of revenue in the Payments segment increased 4.2% for fiscal 2026 compared to fiscal 2025. Reducing total Payments cost of revenue by deconversion cost of revenue from both fiscal years, which totaled $717 in the current fiscal year and $288 in the prior fiscal year and by acquisition cost of revenue of $5,854 in the current fiscal year, Payments segment cost of revenue increased 2.8%. This increase was primarily due to increased direct costs related to growth in the card, faster payments, and payment processing revenue lines and higher personnel costs, including compensation and benefit costs, partially related to trailing twelve month headcount growth. Payments segment cost of revenue decreased 2% as a percentage of revenue for fiscal 2026 compared to fiscal 2025.

Complementary	Year Ended June 30,		
	2026	% Change	2025
Revenue	**$ 752,214**	8.3%	$ 694,771
Cost of Revenue	**$ 286,726**	6.3%	$ 269,657

Revenue in the Complementary segment increased 8.3% for fiscal 2026 compared to fiscal 2025. Reducing total Complementary revenue by deconversion revenue from both fiscal years, which totaled $12,219 in fiscal 2026 and $7,709 in fiscal 2025, Complementary segment revenue increased 7.7%. This increase was primarily driven by non-acquisition-related revenue increases in hosting within cloud and digital revenue. Cost of revenue in the Complementary segment increased 6.3% for fiscal 2026 compared to fiscal 2025. Reducing total Complementary cost of revenue by deconversion costs from both fiscal years, which totaled $2,119 in fiscal 2026 and $1,119 in fiscal 2025, Complementary segment cost of revenue increased 6.0%. This increase was primarily due to higher direct costs related to the non-acquisition-related growth in hosting within cloud and digital revenue lines and higher personnel costs, including compensation and benefit costs, partially related to trailing twelve month headcount growth. Complementary segment cost of revenue decreased 1% as a percentage of revenue for fiscal 2026 compared to fiscal 2025.

Corporate Services			Year Ended June 30,		
		2026	% Change		2025
Revenue	**$**	**87,667**	18.3%	$	74,095
Cost of Revenue	**$**	**362,500**	8.0%	$	335,700

Revenue in the Corporate Services segment increased 18.3% for fiscal 2026 compared to fiscal 2025. This increase was mainly due to increased license and hardware revenue, growth in processing fees revenue, and a rise in subscriptions revenue within on-premise support. Deconversion revenue, acquisition revenue, and/or revenue related to a contract change did not significantly affect Corporate Services revenue year over year.

Cost of revenue for the Corporate Services segment includes direct costs from hardware and other products and services and our technology infrastructure costs and increased 8.0% for fiscal 2026 compared to fiscal 2025. Reducing total Corporate Services cost of revenue by deconversion cost of revenue from both fiscal years, which totaled $18 in fiscal 2026 and $14 in fiscal 2025 and acquisition cost of revenue of $371 in the current fiscal year, Corporate Services segment cost of revenue increased 7.9%. This increase was primarily related to higher personnel costs, including increased medical costs from second-half normalization trends and higher compensation tied to trailing twelve month headcount growth, a rise in internal licenses and fees, and increased direct costs related to hardware.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash and cash equivalents decreased to $12,056 at June 30, 2026, from $101,953 at June 30, 2025. The following table summarizes net cash from operating activities in the consolidated statements of cash flows:

	Year Ended June 30, 2026	Year Ended June 30, 2025
Net income	**$ 502,776**	$ 455,748
Non-cash expenses	**374,296**	231,613
Change in receivables	**(29,268)**	15,056
Change in deferred revenues	**9,099**	(25,559)
Change in other assets and liabilities	**(94,943)**	(35,354)
Net cash provided by operating activities	**$ 761,960**	$ 641,504

Cash provided by operating activities for fiscal 2026 increased 18.8% compared to fiscal 2025, primarily due to the change in deferred income taxes fiscal year over fiscal year. Cash from operations is primarily used to repay debt, pay dividends, repurchase stock, for capital expenditures, and for acquisitions.

Cash used in investing activities for fiscal 2026 totaled $277,738 and included: $184,243 for the ongoing enhancements and development of existing and new product and service offerings; capital expenditures on facilities and equipment of $67,103, mainly for the purchase of computer equipment; $42,390 for an acquisition; $13,721 for the purchase of investments; and $4,108 for the purchase and development of internal use software. These expenditures were partially offset by $32,827 of proceeds from the sale of assets and proceeds from investments of $1,000.

Cash used in investing activities for fiscal 2025 totaled $232,163 and included: $172,445 for the ongoing enhancements and development of existing and new product and service offerings; capital expenditures on facilities and equipment of $53,358, mainly for the purchase of computer equipment; $5,363 for the purchase and development of internal use software; and $2,000 for the purchase of investments. These expenditures were partially offset by proceeds from investments of $1,000 and $3 of proceeds from the sale of assets.

Financing activities used cash of $574,119 for fiscal 2026 and included: $448,173 for the purchase of treasury shares and $170,405 for dividends paid to stockholders. These expenditures were partially offset by borrowings and repayments on our credit facilities which netted to borrowings of $40,000 and $4,459 of net cash inflow related to stock-based compensation.

Financing activities used cash in fiscal 2025 of $345,672 and included $164,644 for dividends paid to stockholders; borrowings and repayments on our revolving credit facility which netted to repayments of $150,000; and $35,051 for the purchase of treasury shares. These expenditures were partially offset by $4,023 of net cash inflow related to stock-based compensation.

Capital Requirements and Resources

The Company generally uses existing resources and funds generated from operations to meet its capital requirements. Capital expenditures totaling $67,103 and $53,358 for fiscal years ended June 30, 2026, and June 30, 2025, respectively, were made primarily for additional equipment and the improvement of existing facilities. These additions were funded from cash generated by operations. At June 30, 2026, the Company had $32,952 of significant outstanding purchase commitments related to property and equipment. We assessed our liquidity needs throughout fiscal 2026, and determined we had adequate capital resources and sufficient access to external financing sources to satisfy our current and reasonably anticipated funding needs. We will continue to monitor and assess these needs going forward.

At June 30, 2026, the Company had contractual obligations of $2,177,592, including operating lease obligations, and $2,135,981 related to off-balance sheet contractual purchase obligations. Included in off-balance sheet contractual purchase obligations were a renewing customer agreement, server and cloud enrollment agreement, and a volume licensing agreement that were signed in June 2026 and together added $94,146 to contractual obligations spread evenly over the next three fiscal years beginning in fiscal 2027. Contractual obligations exclude $24,905 of liabilities for uncertain tax positions as we are unable to reasonably estimate the ultimate amount or timing of settlement.

On September 30, 2025, the Company acquired substantially all the assets of Victor for $42,390 paid in cash. The primary reason for the acquisition was to expand the Company's capabilities in the Payments-as-a-Service market. Victor is a cloud-native, API-first provider of direct-to-core embedded payments solutions.

On July 4, 2025, the One Big Beautiful Bill Act ("OBBBA") was enacted, introducing significant changes to U.S. federal income tax law. Key provisions affecting the Company include the permanent restoration of immediate expensing for domestic research and development ("R&D") expenditures, an election to deduct the unamortized balance of domestic R&D expenditures that were previously capitalized under the Tax Cuts and Jobs Act of 2017 ("TCJA"), and the reinstatement of 100% bonus depreciation for qualified property placed in service after January 19, 2025. The legislation did not materially impact the effective tax rate in the current period, and the Company does not anticipate a material impact in future periods. However, the Company had a significant reduction in cash tax payments and income taxes payable for the current fiscal year as well as a decrease in deferred tax assets related to the key provisions cited above. All tax effects of the change in tax law on current or deferred tax balances have been recorded as a component of the income tax provision related to continuing operations.

The Board of Directors has authorized the Company to repurchase shares of its common stock. Under this authorization, the Company may finance its share repurchases with available cash reserves or short-term borrowings on its existing credit facilities. The share repurchase program does not include specific price targets or timetables and may be suspended at any time. During fiscal 2026, the Board of Directors authorized an increase of 5,000 shares to the existing share repurchase program. At June 30, 2026, there were 34,527 shares in treasury stock and the Company had the remaining authority to repurchase up to 5,464 additional shares. The total cost of treasury shares at June 30, 2026 was $2,343,397. During fiscal 2026, the Company repurchased 2,947 treasury shares for $448,173. At June 30, 2025, there were 31,580 shares in treasury stock and the Company had authority to repurchase up to 3,411 additional shares.

Credit facilities

On March 25, 2026, the Company entered into a five-year, revolving, unsecured credit agreement that replaced the prior credit agreement described below. The credit agreement allows for borrowings of up to $1,000,000 and allows for additional revolving credit commitments and/or term loan commitments, pursuant to the terms and subject to certain limitations set forth in the credit agreement. The credit agreement bears interest at a variable rate equal to, at the option of the Company, either (a) a rate based on adjusted Term Secured Overnight Financing Rate ("SOFR") rate or (b) an alternate base rate (the highest of (i) 0.0%, (ii) U.S. Bank's prime rate, (iii) the Federal Funds Rate *plus* 0.50% and (iv) a one month adjusted Term SOFR

rate *plus* 1.0%), plus an applicable percentage in each case determined based on the Company's leverage ratio. The credit agreement is guaranteed by certain subsidiaries of the Company and is subject to various financial covenants that require the Company to maintain certain financial ratios as defined in the credit agreement. As of June 30, 2026, the Company was in compliance with all such covenants. The credit agreement terminates March 25, 2031. There was $40,000 outstanding under the credit facility at June 30, 2026.

The credit agreement described above replaced a prior five-year senior, unsecured amended and restated credit agreement that was entered into on August 31, 2022. The prior credit agreement allowed for borrowings of up to $600,000, which could be increased to $1,000,000 by the Company at any time until maturity. The prior credit agreement bore interest at a variable rate equal to (a) a rate based on an adjusted SOFR term rate or (b) an alternate base rate (the highest of (i) 0.0%, (ii) the Prime Rate for such day, (iii) the sum of the Federal Funds Effective Rate for such day *plus* 0.50% per annum and (iv) the Adjusted Term SOFR Screen Rate (without giving effect to the Applicable Margin) for a one month Interest Period on such day for Dollars *plus* 1.0%), *plus* an applicable percentage in each case determined by the Company's leverage ratio. The prior credit agreement was guaranteed by certain subsidiaries of the Company and was subject to various financial covenants that required the Company to maintain certain financial ratios as defined in the prior credit agreement. The prior credit agreement's termination date was August 31, 2027. There was no balance outstanding under the prior credit facility at June 30, 2025.

Other lines of credit

On October 31, 2024, the Company entered into a discretionary line of credit demand note, which provided for funding of up to $50,000 and bore interest at the prime rate *less* 2.0%. The note did not constitute a committed line of credit. The line of credit expired on October 31, 2025. There was no balance outstanding at June 30, 2025.

On July 18, 2025, the Company entered into an unsecured committed revolving line of credit facility with a commercial bank in the amount of $50,000, which bore interest at the prime rate *less* 1.0%. The line of credit expired on July 17, 2026. There was no balance outstanding at June 30, 2026.

RECENT ACCOUNTING PRONOUNCEMENTS

Recently Adopted Accounting Guidance

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which enhances the transparency and decision usefulness of income tax disclosures. The ASU requires additional disclosure related to rate reconciliation, income taxes paid, and other disclosures to improve the effectiveness of income tax disclosures. The Company adopted this ASU for the fiscal year ending June 30, 2026, with prospective application. Additional information regarding the Company's income tax rate reconciliations, including the application of the provisions of ASU 2023-09 for the fiscal year ending June 30, 2026, is included in Note 8 to the consolidated financial statements.

Not Adopted at Fiscal Year End

In November 2024, the FASB issued ASU No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires more detailed disclosures of certain categories of expenses such as employee compensation, depreciation, and intangible asset amortization that are components of existing expense captions presented on the face of the consolidated statements of income. The ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of this ASU on its consolidated financial statements and related disclosures.

In September 2025, the FASB issued ASU No. 2025-06, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software, which amends guidance related to the accounting for internal-use software development costs. The amendments are intended to modernize the recognition and capitalization framework to reflect current software development practices, including iterative and agile methodologies, by removing references to "development stages". It also clarifies the criteria for capitalization, which begins when both of the following occur: (1) management has authorized and committed to funding the software project and (2) it is probable that the project will be completed and the software will be used to perform the function intended. The ASU is effective for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Early adoption is permitted as of the beginning of an annual reporting period. The Company is currently evaluating the impact of this ASU on its consolidated financial statements and related disclosures.

CRITICAL ACCOUNTING ESTIMATES

We prepare our consolidated financial statements in accordance with U.S. GAAP. The significant accounting policies are discussed in Note 1 to the consolidated financial statements. The preparation of consolidated financial statements in accordance with U.S. GAAP requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, as well as disclosure of contingent assets and liabilities. We base our estimates and judgments upon historical experience and other factors believed to be reasonable under the circumstances. Changes in estimates or assumptions could result in a material adjustment to the consolidated financial statements.

We have identified several critical accounting estimates. An accounting estimate is considered critical if both: (a) the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment involved, and (b) the impact of changes in the estimates and assumptions would have a material effect on the consolidated financial statements.

Revenue Recognition

We generate revenue from data processing, transaction processing, professional services, and hardware sales.

Determination of transaction price

The amount of revenue recognized is based on the consideration we expect to receive in exchange for transferring goods and services to the client. Our contracts with our clients frequently contain some component of variable consideration. We estimate variable consideration in our contracts primarily using the expected value method, based on both historical and current information. Where appropriate, we may constrain the estimated variable consideration included in the transaction price in the event of a high degree of uncertainty as to the final consideration amount. Significant judgment is used in the estimate of variable consideration of client contracts that are long-term and include varying transactional volumes.

Contract costs

We incur incremental costs to obtain a contract as well as costs to fulfill contracts with clients that are expected to be recovered. These costs consist primarily of sales commissions, which are incurred only if a contract is obtained, and client conversion or implementation-related costs.

Capitalized costs are amortized based on the transfer of goods or services to which the asset relates, in line with the percentage of revenue recognized for each performance obligation to which the costs are allocated.

Capitalization of software development costs

We capitalize certain costs incurred for use in our cloud-based services and to develop commercial software products. For internal use software, capitalization begins at the beginning of application development. Costs incurred prior to this are expensed as incurred. Significant estimates and assumptions include determining the appropriate amortization period based on the estimated useful life and assessing the unamortized cost balances for impairment. Amortization begins on the date the software is placed in service and the amortization period is based on estimated useful life

For software that is to be sold, significant areas of judgment include: establishing when technological feasibility has been met and costs should be capitalized, determining the appropriate period over which to amortize the capitalized costs based on the estimated useful lives, estimating the marketability of the commercial software products and related future revenues, and assessing the unamortized cost balances for impairment. Costs incurred prior to establishing technological feasibility are expensed as incurred. Amortization begins on the date of general release and the appropriate amortization period is based on estimates of future revenues from sales of the products. We consider various factors to project marketability and future revenues, including an assessment of alternative solutions or products, current and historical demand for the product, and anticipated changes in technology that may make the product obsolete.

A significant change in an estimate related to one or more software products could result in a material change to our results of operations.

Purchase accounting

We account for our acquisitions using the purchase method of accounting. This method requires estimates to determine the fair values of assets and liabilities acquired, including judgments to determine any acquired intangible assets such as computer software and client-related intangibles. Third-party valuation firms may be used to assist in the appraisal of certain assets and liabilities, but even those determinations would be based on significant estimates provided by us, such as forecast revenues or profits on contract-related intangibles. Numerous factors are typically considered in the purchase accounting assessments, which are conducted by Company professionals from legal, finance, human resources, information systems, program management and other disciplines. Changes in assumptions and estimates of the acquired assets and liabilities would result in changes to the fair values, resulting in an offsetting change to the goodwill balance associated with the business acquired.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Dollar amounts in this item are in thousands.

Market risk refers to the risk that a change in the level of one or more market prices, interest rates, indices, volatilities, correlations or other market factors such as liquidity, will result in losses for a certain financial instrument or group of financial instruments. We are currently exposed to credit risk on credit extended to clients. We do not currently use any derivative financial instruments. We actively monitor these risks through a variety of controlled procedures involving senior management.

Based on the controls in place and the credit worthiness of the client base, we believe the credit risk associated with the extension of credit to our clients will not have a material adverse effect on our consolidated financial position, results of operations, or cash flows.

We had $40,000 outstanding debt with variable interest rates as of June 30, 2026, and a 1% increase in our borrowing rate would increase our annual interest expense by $400.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Financial Statements

Financial Statement Schedules

There are no schedules included because they are not applicable, or the required information is shown in the consolidated financial statements or notes thereto.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Jack Henry & Associates, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Jack Henry & Associates, Inc. and its subsidiaries (the "Company") as of June 30, 2026 and 2025, and the related consolidated statements of income, of changes in stockholders' equity and of cash flows for each of the three years in the period ended June 30, 2026, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of June 30, 2026, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2026 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2026 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2026, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition – estimating variable consideration

As described in Notes 1 and 2 to the consolidated financial statements, the Company recorded revenue of $2.544 billion for the year ended June 30, 2026. The Company enters into contracts with its clients that may include multiple types of goods and services. The amount of revenue recognized is based on the consideration the Company expects to receive in exchange for transferring goods and services to the client. The Company's contracts with its clients frequently contain some component of variable consideration. Management estimates variable consideration in its contracts primarily using the expected value method, based on both historical and current information. Where appropriate, the Company may constrain the estimated variable consideration included in the transaction price in the event of a high degree of uncertainty as to the final consideration amount. At contract inception, management assesses the solutions and services promised in its contracts with clients and identifies a performance obligation for each promise to transfer to the client a solution or service (or bundle of solutions or services) that is distinct - that is, if the solution or service is separately identifiable from other items in the arrangement and if the client can benefit from the solution or service on its own or together with other resources that are readily available. The Company recognizes revenue when or as it satisfies each performance obligation by transferring control of a solution or service to the client. Significant judgment is used in the estimate of variable consideration of client contracts that are long-term and include varying transactional volumes.

The principal considerations for our determination that performing procedures relating to the estimation of variable consideration is a critical audit matter are significant judgment by management to estimate the variable consideration, principally, the varying volume of transactional activity. This in turn resulted in a high degree of auditor judgment, subjectivity, and effort in performing our audit procedures and in evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including the estimation of variable consideration. These procedures also included, among others, evaluating and testing management's process for determining the variable consideration and testing the reasonableness of management's estimation of variable consideration. Testing the estimation of variable consideration included evaluating the terms and conditions of the long-term contracts and the related significant assumptions used in the estimate of the variable consideration, principally, the use of historical transaction volumes to estimate the varying volume of transactional activity. The procedures for testing variable consideration included evaluation of the terms and conditions for a sample of contracts.

/s/ PricewaterhouseCoopers LLP

Kansas City, Missouri

August 28, 2026

We have served as the Company's auditor since 2015.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Jack Henry & Associates, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(e). The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's consolidated financial statements for external reporting purposes in accordance with U.S. GAAP.

The Company's internal control over financial reporting includes policies and procedures pertaining to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets of the Company; provide reasonable assurance transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with U.S. GAAP, and receipts and expenditures of the Company are being made only in accordance with authorizations of management and the directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the Company's consolidated financial statements. All internal controls, no matter how well designed, have inherent limitations. Therefore, even where internal control over financial reporting is determined to be effective, it can provide only reasonable assurance. Projections of any evaluation of effectiveness to future periods are subject to the risk controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.

As of June 30, 2026, management conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the framework established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, management has concluded the Company's internal control over financial reporting as of June 30, 2026, was effective.

The Company's internal control over financial reporting as of June 30, 2026, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report appearing in this Item 8.

JACK HENRY & ASSOCIATES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(In Thousands, Except Per Share Data)

	Year Ended June 30,		
	2026	2025	2024
REVENUE	**$ 2,544,339**	$ 2,375,288	$ 2,215,543
EXPENSES			
Cost of Revenue	**1,433,651**	1,360,747	1,299,477
Research and Development	**176,445**	162,771	148,256
Selling, General, and Administrative	**299,210**	283,055	278,419
Total Expenses	**1,909,306**	1,806,573	1,726,152
OPERATING INCOME	**635,033**	568,715	489,391
INTEREST INCOME			
Interest Income	**23,144**	27,759	25,012
Interest Expense	**(5,387)**	(10,438)	(16,384)
Total Interest Income	**17,757**	17,321	8,628
INCOME BEFORE INCOME TAXES	**652,790**	586,036	498,019
PROVISION FOR INCOME TAXES	**150,014**	130,288	116,203
NET INCOME	**$ 502,776**	$ 455,748	$ 381,816
Basic earnings per share	**$ 7.00**	$ 6.25	$ 5.24
Basic weighted average shares outstanding	**71,866**	72,874	72,867
Diluted earnings per share	**$ 6.98**	$ 6.24	$ 5.23
Diluted weighted average shares outstanding	**72,043**	73,045	73,025

See notes to consolidated financial statements.

JACK HENRY & ASSOCIATES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In Thousands, Except Share and Per Share Data)

	June 30, 2026	June 30 , 2025
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	**$ 12,056**	$ 101,953
Receivables, net	**349,111**	317,977
Income tax receivable	**6,899**	—
Prepaid expenses and other	**193,488**	180,151
Deferred costs	**78,369**	75,777
Assets held for sale	**9,172**	5,606
Total current assets	**649,095**	681,464
PROPERTY AND EQUIPMENT, net	**220,470**	220,964
OTHER ASSETS:		
Non-current deferred costs	**226,853**	207,861
Computer software, net of amortization	**656,288**	617,029
Other non-current assets	**504,884**	443,624
Customer relationships, net of amortization	**42,419**	48,440
Other intangible assets, net of amortization	**17,962**	19,791
Goodwill	**827,740**	804,797
Total other assets	**2,276,146**	2,141,542
Total assets	**$ 3,145,711**	$ 3,043,970
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	**$ 34,935**	$ 28,186
Accrued expenses	**226,541**	207,434
Accrued income taxes	**—**	9,679
Deferred revenues	**294,763**	290,485
Total current liabilities	**556,239**	535,784
LONG-TERM LIABILITIES:		
Non-current deferred revenues	**77,709**	72,889
Deferred income tax liability	**366,058**	240,026
Debt	**40,000**	—
Other long-term liabilities	**53,756**	64,439
Total long-term liabilities	**537,523**	377,354
Total liabilities	**1,093,762**	913,138
STOCKHOLDERS' EQUITY		
Preferred stock - $1 par value; 500,000 shares authorized, none issued	**—**	—
Common stock - $0.01 par value; 250,000,000 shares authorized; 104,597,621 shares issued at June 30, 2026; 104,415,989 shares issued at June 30, 2025	**1,046**	1,044
Additional paid-in capital	**689,135**	652,218
Retained earnings	**3,705,165**	3,372,794
Less treasury stock at cost 34,526,862 shares at June 30, 2026; 31,579,598 shares at June 30, 2025	**(2,343,397)**	(1,895,224)
Total stockholders' equity	**2,051,949**	2,130,832
Total liabilities and equity	**$ 3,145,711**	$ 3,043,970

See notes to consolidated financial statements.

JACK HENRY & ASSOCIATES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(In Thousands, Except Share and Per Share Data)

	Year Ended June 30,		
	2026	2025	2024
PREFERRED SHARES:	**—**	—	—
COMMON SHARES:			
Shares, beginning of year	**104,415,989**	104,245,089	104,088,784
Shares issued for equity-based payment arrangements	**88,203**	91,252	65,766
Shares issued for Employee Stock Purchase Plan	**93,429**	79,648	90,539
Shares, end of year	**104,597,621**	104,415,989	104,245,089
COMMON STOCK - PAR VALUE $0.01 PER SHARE:			
Balance, beginning of year	**$ 1,044**	$ 1,042	$ 1,041
Shares issued for equity-based payment arrangements	**1**	1	—
Shares issued for Employee Stock Purchase Plan	**1**	1	1
Balance, end of year	**$ 1,046**	$ 1,044	$ 1,042
ADDITIONAL PAID-IN CAPITAL:			
Balance, beginning of year	**$ 652,218**	$ 619,805	$ 583,836
Shares issued for equity-based payment arrangements	**(1)**	—	—
Tax withholding related to share-based compensation	**(7,177)**	(7,726)	(5,378)
Shares issued for Employee Stock Purchase Plan	**11,635**	11,747	12,474
Stock-based compensation expense	**32,460**	28,392	28,873
Balance, end of year	**$ 689,135**	$ 652,218	$ 619,805
RETAINED EARNINGS:			
Balance, beginning of year	**$ 3,372,794**	$ 3,081,690	$ 2,855,751
Net income	**502,776**	455,748	381,816
Dividends	**(170,405)**	(164,644)	(155,877)
Balance, end of year	**$ 3,705,165**	$ 3,372,794	$ 3,081,690
TREASURY STOCK:			
Balance, beginning of year	**$ (1,895,224)**	$ (1,860,173)	$ (1,832,118)
Purchase of treasury shares	**(448,173)**	(35,051)	(28,055)
Balance, end of year	**$ (2,343,397)**	$ (1,895,224)	$ (1,860,173)
TOTAL STOCKHOLDERS' EQUITY	**$ 2,051,949**	$ 2,130,832	$ 1,842,364
Dividends declared per share	**$ 2.38**	$ 2.26	$ 2.14

See notes to consolidated financial statements.

JACK HENRY & ASSOCIATES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands)

	Year Ended June 30 ,		
	2026	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net Income	**$ 502,776**	$ 455,748	$ 381,816
Adjustments to reconcile net income from operations to net cash from operating activities:			
Depreciation	**42,103**	43,700	46,342
Amortization	**171,138**	161,051	153,562
Change in deferred income taxes	**126,032**	(3,496)	(909)
Expense for stock-based compensation	**32,460**	28,392	28,873
Gain on disposal of assets	**2,563**	1,966	3,841
Changes in operating assets and liabilities:			
Change in receivables	**(29,268)**	15,056	28,219
Change in prepaid expenses, deferred costs and other	**(85,512)**	(50,933)	(115,558)
Change in accounts payable	**(1,431)**	2,646	5,435
Change in accrued expenses	**6,322**	(3,115)	37,292
Change in income taxes	**(14,322)**	16,048	9,925
Change in deferred revenues	**9,099**	(25,559)	(10,797)
Net cash from operating activities	**761,960**	641,504	568,041
CASH FLOWS FROM INVESTING ACTIVITIES:			
Payment for acquisitions	**(42,390)**	—	—
Capital expenditures	**(67,103)**	(53,358)	(58,118)
Proceeds from sale of assets	**32,827**	3	904
Purchased software	**(4,108)**	(5,363)	(7,130)
Computer software developed	**(184,243)**	(172,445)	(167,175)
Proceeds from investments	**1,000**	1,000	—
Purchase of investments	**(13,721)**	(2,000)	(8,646)
Net cash from investing activities	**(277,738)**	(232,163)	(240,165)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Borrowings on credit facilities	**480,000**	350,000	475,000
Repayments on credit facilities	**(440,000)**	(500,000)	(600,000)
Purchase of treasury stock	**(448,173)**	(35,051)	(28,055)
Dividends paid	**(170,405)**	(164,644)	(155,877)
Proceeds from stock issued for equity-based payment arrangements	**1**	2	—
Tax withholding payments related to share-based compensation	**(7,177)**	(7,726)	(5,378)
Proceeds from sale of common stock	**11,635**	11,747	12,475
Net cash from financing activities	**(574,119)**	(345,672)	(301,835)
NET CHANGE IN CASH AND CASH EQUIVALENTS	**$ (89,897)**	$ 63,669	$ 26,041
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	**$ 101,953**	$ 38,284	$ 12,243
CASH AND CASH EQUIVALENTS, END OF PERIOD	**$ 12,056**	$ 101,953	$ 38,284

See notes to consolidated financial statements.

NOTE 1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF THE COMPANY

Jack Henry & Associates, Inc. and subsidiaries ("Jack Henry" or the "Company") is a well-rounded financial technology company. Jack Henry was founded in 1976 as a provider of core processing solutions for banks. Today, the Company's extensive array of products and services includes processing transactions, automating business processes, and managing information for over 7,200 banks, credit unions, and diverse corporate entities.

CONSOLIDATION

The consolidated financial statements include the accounts of Jack Henry and all its subsidiaries, which are wholly owned, and all intercompany accounts and transactions have been eliminated.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION

The Company generates "Services and Support" revenue through private cloud core and complementary software solutions, professional services, software licensing and related services, and hardware sales. The Company generates "Processing" revenue through processing of remittance transactions, electronic payment services, card transactions and monthly fees, and digital transactions.

Identification of performance obligations

The Company enters into contracts with clients that may include multiple types of goods and services. At contract inception, the Company assesses the solutions and services promised in its contracts with clients and identifies a performance obligation for each promise to transfer to the client a solution or service (or bundle of solutions or services) that is distinct - that is, if the solution or service is separately identifiable from other items in the arrangement and if the client can benefit from the solution or service on its own or together with other resources that are readily available. Judgment is used in the identification and accounting for all performance obligations.

Determination of transaction price

The amount of revenue recognized is based on the consideration the Company expects to receive in exchange for transferring goods and services to the client. The Company's contracts with its clients frequently contain some component of variable consideration. The Company estimates variable consideration in its contracts primarily using the expected value method, based on both historical and current information. Where appropriate, the Company may constrain the estimated variable consideration included in the transaction price in the event of a high degree of uncertainty as to the final consideration amount. Significant judgment is used in the estimate of variable consideration of client contracts that are long-term and include varying transactional volumes.

Allocation of transaction price

The transaction price, once determined, is allocated between the various performance obligations in the contract based upon their relative standalone selling prices. The standalone selling prices are determined based on the prices at which the Company separately sells each good or service. For items that are not sold separately, the Company estimates the standalone selling prices using all information that is reasonably available, including reference to historical pricing data.

COMPUTER SOFTWARE DEVELOPMENT

The Company capitalizes new product development costs incurred for software to be sold from the point at which technological feasibility has been established through the point at which the product is ready for general availability. Software development costs that are capitalized are evaluated on a product-by-product basis annually for impairment and are assigned an estimated economic life based on the type of product, market characteristics, and maturity of the market for that particular product. These costs are amortized based on current and estimated future revenue from the product or on a straight-line basis, whichever yields greater amortization expense.

The Company capitalizes development costs for internal use software beginning at the start of application development. Amortization begins on the date the software is placed in service and the amortization period is based on estimated useful life. All the above amortization expense is included within components of operating income, primarily cost of revenue. Capitalized development costs for software to be sold and internal use software are included within computer software, net of amortization in the Company's consolidated balance sheets.

CASH EQUIVALENTS

The Company considers all highly liquid investments with maturities of three months or less at the time of acquisition to be cash equivalents.

ACCOUNTS RECEIVABLE

Receivables are recorded at the time of billing. The Company monitors trade and other receivable balances and contract assets and estimates the allowance for lifetime expected credit losses. Estimates of expected credit losses are based on historical collection experience and other factors, including those related to current market conditions and events.

The following table summarizes allowance for credit losses activity for the fiscal years ended June 30, 2026, and 2025:

	Year Ended June 30 ,	
	2026	2025
Allowance for credit losses - beginning balance	**$ 6,659**	$ 7,477
Current provision for expected credit losses	**1,920**	2,320
Write-offs charged against allowance	**(2,250)**	(2,977)
Other	**(68)**	(161)
Allowance for credit losses - ending balance	**$ 6,261**	**$ 6,659**

PROPERTY AND EQUIPMENT AND INTANGIBLE ASSETS

Property and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets.

Intangible assets consist of goodwill, customer relationships, computer software, and trade names acquired in business acquisitions in addition to internally developed computer software. The amounts are amortized, with the exception of those with an indefinite life (goodwill), over an estimated economic benefit period, generally three to twenty years.

The Company reviews its long-lived assets and identifiable intangible assets with finite lives for impairment whenever events or changes in circumstances have indicated that it is more likely than not that the carrying amount of its assets might not be recoverable. The Company evaluates goodwill for impairment of value on an annual basis as of January 1 and between annual tests if events or changes in circumstances indicate that it is more likely than not that the asset might be impaired.

PURCHASE OF INVESTMENTS

At June 30, 2026, and 2025, the Company had $33,460 and $25,750 in non-current investments, respectively. These investments were recorded at cost and are included within other non-current assets on the Company's consolidated balance sheets. The fair values of these investments have not been estimated, as estimation is not practicable due to limited investors which reduces available comparative information. There have been no events or changes in circumstances that would indicate an impairment and no price changes resulting from observing similar or identical investments. An impairment and/or an observable price change would be an adjustment to recorded cost. Fair values will not be estimated unless there are identified

events or changes in circumstances that may have a significant effect on the fair values of the investments. Equity transactions are monitored quarterly to assess whether there are indicators that fair value may be below carrying value.

COMPREHENSIVE INCOME

Comprehensive income for each of the fiscal years ending June 30, 2026, 2025, and 2024, equals the Company's net income.

REPORTABLE SEGMENT INFORMATION

In accordance with U.S. GAAP, the Company's operations are classified as four reportable segments: Core, Payments, Complementary, and Corporate Services (see Note 14). Substantially all the Company's revenues are derived from operations and assets located within the United States of America.

COMMON STOCK

The Board of Directors has authorized the Company to repurchase shares of its common stock. Under this authorization, the Company may finance its share repurchases with available cash reserves or short-term borrowings on its existing credit facilities. The share repurchase program does not include specific price targets or timetables and may be suspended at any time. During fiscal 2026, the Board of Directors authorized an increase of 5,000 shares to the existing share repurchase program. At June 30, 2026, there were 34,527 shares in treasury stock and the Company had the remaining authority to repurchase up to 5,464 additional shares of its common stock. The total cost of treasury shares at June 30, 2026, was $2,343,397. During fiscal 2026, the Company repurchased 2,947 shares of its common stock for $448,173 to be held in treasury. At June 30, 2025, there were 31,580 shares in treasury stock and the Company had authority to repurchase up to 3,411 additional shares of its common stock.

EARNINGS PER SHARE

Per share information is based on the weighted average number of common shares outstanding during the year. Stock options, restricted stock units, and performance units have been included in the calculation of income per diluted share to the extent they are dilutive. The difference between basic and diluted weighted average shares outstanding is the dilutive effect of outstanding stock options, restricted stock units, and performance units (see Note 11).

INCOME TAXES

Deferred tax liabilities and assets are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance would be established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense are recognized on the full amount of unrecognized benefits for uncertain tax positions. The Company's policy is to include interest and penalties related to unrecognized tax benefits in income tax expense.

RECENT ACCOUNTING PRONOUNCEMENTS

Recently Adopted Accounting Guidance

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which enhances the transparency and decision usefulness of income tax disclosures. The ASU requires additional disclosure related to rate reconciliation, income taxes paid, and other disclosures to improve the effectiveness of income tax disclosures. The Company adopted this ASU for the fiscal year ending June 30, 2026, with prospective application. Additional information regarding the Company's income tax rate reconciliations, including the application of the provisions of ASU 2023-09 for the fiscal year ending June 30, 2026, is included in Note 8 to the consolidated financial statements.

Not Adopted at Fiscal Year End

In November 2024, the FASB issued ASU No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires more detailed disclosures of certain categories of expenses such as employee compensation, depreciation, and intangible asset amortization that are components of existing expense captions presented on the face of the consolidated statements of income. The ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of this ASU on its consolidated financial statements and related disclosures.

In September 2025, the FASB issued ASU No. 2025-06, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software, which amends guidance related to the accounting for internal-use software development costs. The amendments are intended to modernize the recognition and capitalization framework to reflect current software development practices, including iterative and agile methodologies, by removing references to “development stages”. It also clarifies the criteria for capitalization, which begins when both of the following occur: (1) management has authorized and committed to funding the software project and (2) it is probable that the project will be completed and the software will be used to perform the function intended. The ASU is effective for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Early adoption is permitted as of the beginning of an annual reporting period. The Company is currently evaluating the impact of this ASU on its consolidated financial statements and related disclosures.

NOTE 2. REVENUE AND DEFERRED COSTS

Revenue Recognition

The Company generates revenue from data processing, transaction processing, professional services, software licensing and related services, and hardware sales.

The Company recognizes revenue when or as it satisfies each performance obligation by transferring control of a solution or service to the client.

The following describes the nature of the Company’s primary types of revenue:

Processing

Processing revenue is generated from transaction-based fees for electronic deposit and payment services, electronic funds transfers and debit and credit card processing. The Company’s arrangements for these services typically require the Company to “stand-ready” to provide specific services on a when and if needed basis by processing an unspecified number of transactions over the contractual term. The fees for these services may be fixed or variable (based upon performing an unspecified quantity of services), and pricing may include tiered pricing structures. Amounts of revenue allocated to these services are recognized as those services are performed. Clients are typically billed monthly for transactions processed during the month. The Company evaluates tiered pricing to determine if a material right exists. If, after that evaluation, it determines a material right does exist, it assigns value to the material right based upon standalone selling price after estimation of breakage associated with the material right.

Private and public cloud

Private and public cloud revenue is generated from data and item processing services and hosting fees. The Company’s arrangements for these services typically require the Company to “stand-ready” to provide specific services on a when and if needed basis. The fees for these services may be fixed or variable (based upon performing an unspecified quantity of services), and pricing may include tiered pricing structures. Amounts of revenue allocated to these services are recognized as those services are performed. Data and item processing services are typically billed monthly. The Company evaluates tiered pricing to determine if a material right exists. If, after that evaluation, it determines a material right does exist, it assigns value to the material right based upon standalone selling price.

Product delivery and services

Product delivery and services revenue is generated primarily from software licensing and related professional services and hardware delivery. Software licenses, along with any professional services from which they are not considered distinct, are recognized as they are delivered to the client. Hardware revenue is recognized upon delivery. Professional services that are distinct are recognized as the services are performed.

Deconversion fees are also included within product delivery and services. Deconversion fees are amounts due from the early termination of our Private and Public Cloud, Processing Services and long-term On-premise Support contracts. Although our contracts generally permit the client to voluntarily terminate, an early termination most commonly occurs due to the acquisition of one of our clients by another financial institution. These terminations are considered contract modifications. At the time the termination is signed, we evaluate the contract modification. For the majority of terminations, there is a period of time after the termination has been signed but before services are concluded. Because the future services to be delivered are distinct from those already delivered, the newly modified transaction price (which we refer to as deconversion revenue or fees) is allocated to all remaining performance obligations under the contract and is recognized as those services are delivered.

On-premise support

On-premise support revenue is generated from software maintenance for ongoing client support and software usage, which includes a license and ongoing client support. The Company's arrangements for these services typically require the Company to "stand-ready" to provide specific services on a when and if needed basis. The fees for these services may be fixed or variable (based upon performing an unspecified quantity of services). Software maintenance fees are typically billed to the client annually in advance and recognized ratably over the maintenance term. Software usage is typically billed annually in advance, with the license delivered and recognized at the outset, and the maintenance fee recognized ratably over the maintenance term. Accordingly, the Company utilizes the practical expedient which allows entities to disregard the effects of a financing component when the contract period is one year or less.

Taxes collected from clients and remitted to governmental authorities are not included in revenue. The Company includes reimbursements from clients for expenses incurred in providing services (such as for postage, travel and telecommunications costs) in revenue, while the related costs are included in cost of revenue.

Disaggregation of Revenue

The tables below present the Company's revenue disaggregated by type of revenue. Refer to Note 14 – Reportable Segment Information for disaggregated revenue by type and reportable segment. The majority of the Company's revenue is earned domestically, with revenue from clients outside the United States comprising less than 1% of total revenue.

	Year Ended June 30,		
	2026	2025	2024
Private and Public Cloud	**$ 816,097**	$ 756,879	$ 682,146
Product Delivery and Services	**295,076**	251,730	238,723
On-Premise Support	**336,830**	353,128	355,085
Services and Support	**1,448,003**	1,361,737	1,275,954
Processing	**1,096,336**	1,013,551	939,589
Total Revenue	**$ 2,544,339**	$ 2,375,288	$ 2,215,543

Contract Balances

The following table provides information about contract assets and contract liabilities from contracts with clients.

	June 30, 2026	June 30, 2025
Receivables, net	**$ 349,111**	$ 317,977
Contract Assets - Current	**40,331**	36,221
Contract Assets - Non-current	**138,202**	121,675
Contract Liabilities (Deferred Revenue) - Current	**294,763**	290,485
Contract Liabilities (Deferred Revenue) - Non-current	**77,709**	72,889

Contracts with our clients often include upfront incentive payments or credits provided to clients at or near the inception of an arrangement. These amounts are accounted for as a reduction to the transaction price and are recognized as a reduction to revenue over the term of the related agreement as the services are delivered. They are included in contract assets, the current portion is reported within prepaid expenses and other in the consolidated balance sheets, and the non-current portion is included in other non-current assets. Contract liabilities (deferred revenue) primarily relate to consideration received from clients in advance of delivery of the related goods and services to the client. Contract balances are reported in a net contract asset or liability position on a contract-by-contract basis at the end of each reporting period.

The Company analyzes contract language to identify if a significant financing component does exist and would adjust the transaction price for any material effects of the time value of money if the timing of payments provides either party to the contract with a significant benefit of financing the transaction.

For the fiscal years ended June 30, 2026, 2025, and 2024, the Company recognized revenue of $228,518, $252,710, and $270,241, respectively, that was included in the corresponding deferred revenue balance at the beginning of the periods.

Amounts recognized that relate to performance obligations satisfied (or partially satisfied) in prior periods were immaterial for each period presented. These adjustments are primarily the result of transaction price re-allocations due to changes in estimates of variable consideration.

Transaction Price Allocated to Remaining Performance Obligations

As of June 30, 2026, estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) at the end of the reporting period totaled $8,440,905. The Company expects to recognize approximately 23% over the next 12 months, 18% in 13 - 24 months, and the balance thereafter.

Contract Costs

The Company incurs incremental costs to obtain a contract as well as costs to fulfill contracts with clients that are expected to be recovered. These costs consist primarily of sales commissions, which are incurred only if a contract is obtained, and client conversion or implementation-related costs. Capitalized costs to obtain contracts with clients are included within prepaid expenses and other (current portion) and other non-current assets (non-current portion) in the Company's consolidated balance sheets. Capitalized costs to fulfill contracts with clients are included within deferred costs (current portion) and non-current deferred costs (non-current portion) in the Company's consolidated balance sheets. Capitalized costs are amortized based on the transfer of goods or services to which the asset relates, in line with the percentage of revenue recognized for each performance obligation to which the costs are allocated. Capitalized contract costs as of June 30, 2026, and 2025, were as follows:

	June 30, 2026	June 30, 2025
Capitalized costs to obtain contracts with clients[1]	**$ 301,521**	$ 267,726
Capitalized costs to fulfill contracts with clients	**298,008**	273,988

[1] Includes current and non-current capitalized costs of $74,596 and $226,925 at June 30, 2026, respectively, and $82,441 and $185,285 at June 30, 2025, respectively.

During the fiscal years ended June 30, 2026, 2025, and 2024, amortization of capitalized contract costs totaled $195,671, $192,439, and $175,029, respectively. There were no impairment losses in relation to capitalized costs for the periods presented.

NOTE 3. FAIR VALUE OF FINANCIAL INSTRUMENTS

For cash equivalents, certificates of deposit, amounts receivable or payable, and short-term borrowings, fair values approximate carrying value, based on the short-term nature of the assets and liabilities.

The Company's estimates of the fair value for financial assets and financial liabilities are based on the framework established in the fair value accounting guidance. The framework is based on the inputs used in valuation, gives the highest priority to quoted prices in active markets, and requires that observable inputs be used in the valuations when available. The three levels of the hierarchy are as follows:

Level 1: inputs to the valuation are quoted prices in an active market for identical assets.

Level 2: inputs to the valuation include quoted prices for similar assets in active markets that are observable either directly or indirectly.

Level 3: valuation is based on significant inputs that are unobservable in the market and the Company's own estimates of assumptions that we believe market participants would use in pricing the asset.

Fair values of financial assets and liabilities are as follows:

	Estimated Fair Value Measurements			Total Fair
	Level 1	Level 2	Level 3	Value
June 30, 2026				
Financial Assets:				
Certificates of Deposit	**$ —**	**$ 9,701**	**$ —**	**$ 9,701**
Financial Liabilities:				
Credit facilities	**$ —**	**$ 40,000**	**$ —**	**$ 40,000**
June 30, 2025				
Financial Assets:				
Certificates of Deposit	$ —	$ 4,620	$ —	$ 4,620
Financial Liabilities:				
Credit facilities	$ —	$ —	$ —	$ —

NOTE 4. LEASES

The Company determines if an arrangement is a lease, or contains a lease, at inception. The lease term begins on the commencement date, which is the date the Company takes possession of the property and may include options to extend or terminate the lease when it is reasonably certain that the option will be exercised. The lease term is used to determine lease classification as an operating or finance lease and is used to calculate straight-line expense for operating leases.

Right-of-use ("ROU") assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. As a practical expedient, lease agreements with lease and non-lease components are accounted for as a single lease component for all asset classes, which are comprised of real estate leases and equipment leases. ROU assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. ROU assets also include prepaid lease payments and exclude lease incentives received. The Company estimates contingent lease incentives when it is probable that the Company is entitled to the incentive at lease commencement. Since the Company's leases do not typically provide an implicit rate, the Company uses its incremental borrowing rate based upon the information available at commencement date for both real estate and equipment leases. The determination of the incremental borrowing rate requires judgment. The Company determines the incremental borrowing rate using the Company's current unsecured borrowing rate, adjusted for various factors such as collateralization and term to align with the terms of the lease. The Company elected the short-term lease recognition exemption for all leases that qualify. Therefore, leases with an initial term of 12 months or less are not recorded on the balance sheet; instead, lease payments are recognized as lease expense on a straight-line basis over the lease term.

The Company leases certain office space, data centers and equipment. The Company's leases have remaining terms of 6 months to 7 years. Certain leases contain renewal options for varying periods, which are at the Company's sole discretion. For leases where the Company is reasonably certain to exercise a renewal option, such option periods have been included

in the determination of the Company's ROU assets and lease liabilities. Certain leases require the Company to pay taxes, insurance, maintenance, and other operating expenses associated with the leased asset. Such amounts are not included in the measurement of the lease liability to the extent they are variable in nature. These variable lease costs are recognized as a variable lease expense when incurred. Certain leases include options to purchase the leased asset at the end of the lease term, which is assessed as a part of the Company's lease classification determination. The depreciable life of the ROU asset and leasehold improvements are limited by the expected lease term unless the Company is reasonably certain of a transfer of title or purchase option.

At June 30, 2026, and 2025, the Company had operating lease assets of $31,806 and $44,761, respectively. At June 30, 2026, total operating lease liabilities of $37,821 were comprised of current operating lease liabilities of $8,971 and noncurrent operating lease liabilities of $28,850. At June 30, 2025, total operating lease liabilities of $51,187 were comprised of current operating lease liabilities of $9,397 and noncurrent operating lease liabilities of $41,790.

Operating lease assets are included within other non-current assets and operating lease liabilities are included with accrued expenses (current portion) and other long-term liabilities (noncurrent portion) in the Company's consolidated balance sheets. Operating lease assets were recorded net of accumulated amortization of $43,879 and $41,229 as of June 30, 2026, and 2025, respectively.

Operating lease costs for the fiscal years ended June 30, 2026, 2025, and 2024, were $11,017, $11,420, and $10,598, respectively. Total operating lease costs for the fiscal years ended June 30, 2026, 2025, and 2024, included variable lease costs of $5,956, $2,744, and $4,087, respectively. Operating lease expense is included within cost of revenue, research and development, and selling, general and administrative expense, dependent upon the nature and use of the ROU asset, in the Company's consolidated statements of income.

For the fiscal years ended June 30, 2026, 2025, and 2024, operating cash flows for payments on operating leases were $11,284, $10,612, and $9,306, respectively, and ROU assets obtained in exchange for operating lease liabilities were $3,302, $7, and $19,222, respectively.

As of June 30, 2026, 2025, and 2024, the weighted-average remaining lease terms for the Company's operating leases were 55 months, 69 months, and 78 months, respectively, and the weighted-average discount rates were 2.85%, 2.71%, and 2.70%, respectively.

Maturity of Lease Liabilities under ASC 842

Future minimum rental payments on operating leases with initial non-cancellable lease terms in excess of one year were due as follows at June 30, 2026:

Due Dates (fiscal year)	Future Minimum Rental Payments	
2027	$	10,275
2028		9,982
2029		7,379
2030		6,061
2031		4,777
Thereafter		3,137
Total lease payments	$	41,611
Less: interest		(3,790)
Present value of lease liabilities	**$**	**37,821**

During the fiscal year ended June 30, 2026, the Company terminated a lease agreement that, in prior periods, included $5,464 in future lease payments related to an option to extend. Following this termination, the Company has no remaining future lease payments related to options to extend lease terms that are reasonably certain of being exercised. At June 30, 2026, there were $5,920 of material legally binding lease payments for leases signed but not yet commenced.

NOTE 5. PROPERTY AND EQUIPMENT

The classification of property and equipment, together with their estimated useful lives is as follows:

	June 30, 2026	June 30, 2025	Estimated Useful Life
Land	$ **11,498**	$ 16,357	
Land improvements	**19,656**	24,679	5 – 20 years
Buildings	**92,157**	138,898	20 – 30 years
Leasehold improvements	**42,356**	50,376	5 – 30 years [1]
Equipment and furniture	**409,348**	461,826	3 – 10 years
Aircraft and equipment	**67,882**	24,959	4 – 10 years
Construction in progress	**16,774**	3,797	
	659,671	720,892	
Less accumulated depreciation	**439,201**	499,928	
Property and equipment, net	$ **220,470**	$ 220,964	

[1] Lesser of lease term or estimated useful life.

The change in property and equipment in accrued liabilities was an increase of $6,960 and $227 for the fiscal years ended June 30, 2026, and 2025, respectively. These amounts were excluded from capital expenditures on the consolidated statements of cash flows.

No material impairments of property and equipment were recorded in the fiscal years ended June 30, 2026, 2025, or 2024.

During the fiscal year ended June 30, 2026, the Company received an offer to purchase one of its facilities and management has committed to a plan to sell the facility. At June 30, 2026, the facility included assets with a carrying value of approximately $9,172. At June 30, 2025, held for sale assets included two aircraft and related equipment with a carrying value of approximately $5,606. The sales of these assets were completed during the fiscal year ended June 30, 2026, which resulted in a gain of $6,829. Total assets held for sale by the Company at June 30, 2026, and 2025, were $9,172 and $5,606, respectively, and were included in assets held for sale on the Company's consolidated balance sheets and were not included in property and equipment, net.

NOTE 6. OTHER ASSETS

Goodwill

The carrying amount of goodwill for the fiscal years ended June 30, 2026, and 2025, by reportable segments, is as follows:

	June 30,	
Core	**2026**	2025
Beginning balance	**$ 195,578**	$ 195,578
Goodwill, acquired during the year	—	—
Goodwill, adjustments related to dispositions	**—**	—
Ending balance	**$ 195,578**	$ 195,578
Payments		
Beginning balance	**$ 442,665**	$ 442,665
Goodwill, acquired during the year	**22,943**	—
Goodwill, adjustments related to dispositions	**—**	—
Ending balance	**$ 465,608**	$ 442,665
Complementary		
Beginning balance	**$ 166,554**	$ 166,554
Goodwill, acquired during the year	**—**	—
Goodwill, adjustments related to dispositions	—	—
Ending balance	**$ 166,554**	$ 166,554

Goodwill acquired during fiscal 2026 and 2025 was $22,943 and $0, respectively. Goodwill consists largely of the growth potential, synergies and economies of scale expected from combining the operations of the Company with those of the entities or assets acquired, together with their assembled workforces. No goodwill has been assigned to the Company's Corporate Services reportable segment.

Other intangible assets

Information regarding other identifiable intangible assets is as follows:

	June 30, 2026		
	Gross Carrying Amount	**Accumulated Amortization**	**Net**
Customer relationships	**$ 300,383**	**$ (257,964)**	**$ 42,419**
Computer software	**$ 1,880,903**	**$ (1,224,615)**	**$ 656,288**
Other intangible assets	**$ 105,305**	**$ (87,343)**	**$ 17,962**

	June 30, 2025		
	Gross Carrying Amount	Accumulated Amortization	Net
Customer relationships	$ 306,036	$ (257,596)	$ 48,440
Computer software	$ 1,705,697	$ (1,088,668)	$ 617,029
Other intangible assets	$ 110,352	$ (90,561)	$ 19,791

Customer relationships have useful lives ranging from 5 to 20 years.

Computer software includes cost of software to be sold, leased, or marketed, net of amortization, of $163,495 and costs of internal-use software, net of amortization, of $492,793 at June 30, 2026. At June 30, 2025, costs of software to be sold, leased, or marketed, net of amortization, totaled $182,757, and costs of internal-use software, net of amortization, totaled $434,272.

Computer software includes the unamortized cost of software products developed or acquired by the Company, which are capitalized and amortized over useful lives generally ranging from 5 to 15 years. Amortization expense for computer software totaled $154,212, $148,734, and $137,958 for the fiscal years ended June 30, 2026, 2025, and 2024, respectively. There were no material impairments in fiscal years ended June 30, 2026, 2025, and 2024.

The Company's other intangible assets have useful lives ranging from 3 to 20 years.

Amortization expense for all intangible assets was $171,138, $161,051, and $153,562 for the fiscal years ended June 30, 2026, 2025, and 2024, respectively. The estimated aggregate future amortization expense for each of the next five years for all intangible assets remaining as of June 30, 2026, is as follows:

Years Ending June 30 ,	Computer Software	Customer Relationships	Other Intangible Assets	Total
2027	$ 149,147	$ 8,052	$ 5,794	$ 162,993
2028	123,700	8,021	3,846	135,567
2029	100,023	7,976	2,872	110,871
2030	73,818	7,456	1,559	82,833
2031	38,909	3,077	1,072	43,058

NOTE 7. DEBT

The Company had $40,000 outstanding debt at June 30, 2026, related to credit facilities. The Company had no outstanding debt at June 30, 2025.

Credit facilities

On March 25, 2026, the Company entered into a five-year, revolving, unsecured credit agreement that replaced the prior credit agreement described below. The credit agreement allows for borrowings of up to $1,000,000 and allows for additional revolving credit commitments and/or term loan commitments, pursuant to the terms and subject to certain limitations set forth in the credit agreement. The credit agreement bears interest at a variable rate equal to, at the option of the Company, either (a) a rate based on adjusted Term Secured Overnight Financing Rate ("SOFR") rate or (b) an alternate base rate (the highest of (i) 0.0%, (ii) U.S. Bank's prime rate, (iii) the Federal Funds Rate *plus* 0.50% and (iv) a one month adjusted Term SOFR rate *plus* 1.0%), plus an applicable percentage in each case determined based on the Company's leverage ratio. The credit agreement is guaranteed by certain subsidiaries of the Company and is subject to various financial covenants that require the Company to maintain certain financial ratios as defined in the credit agreement. As of June 30, 2026, the Company was in compliance with all such covenants. The credit agreement terminates March 25, 2031. There was $40,000 outstanding under the credit facility at June 30, 2026.

The credit agreement described above replaced a prior five-year senior, unsecured amended and restated credit agreement that was entered into on August 31, 2022. The prior credit agreement allowed for borrowings of up to $600,000, which could be increased to $1,000,000 by the Company at any time until maturity. The prior credit agreement bore interest at a variable rate equal to (a) a rate based on an adjusted SOFR term rate or (b) an alternate base rate (the highest of (i) 0.0%, (ii) the Prime Rate for such day, (iii) the sum of the Federal Funds Effective Rate for such day *plus* 0.50% per annum and (iv) the Adjusted Term SOFR Screen Rate (without giving effect to the Applicable Margin) for a one month Interest Period on such day for Dollars *plus* 1.0%), *plus* an applicable percentage in each case determined by the Company's leverage ratio. The prior credit agreement was guaranteed by certain subsidiaries of the Company and was subject to various financial covenants that required the Company to maintain certain financial ratios as defined in the prior credit agreement. The prior credit agreement's termination date was August 31, 2027. There was no balance outstanding under the prior credit facility at June 30, 2025.

Other lines of credit

On October 31, 2024, the Company entered into a discretionary line of credit demand note, which provided for funding of up to $50,000 and bore interest at the prime rate *less* 2.0%. The note did not constitute a committed line of credit. The line of credit expired on October 31, 2025. There was no balance outstanding at June 30, 2025.

On July 18, 2025, the Company entered into an unsecured committed revolving line of credit facility with a commercial bank in the amount of $50,000, which bore interest at the prime rate *less* 1.0%. The line of credit expired on July 17, 2026. There was no balance outstanding at June 30, 2026.

Interest

The Company paid interest of $4,606, $10,044, and $15,757 during the fiscal years ended June 30, 2026, 2025, and 2024, respectively.

NOTE 8. INCOME TAXES

The provision for income taxes consists of the following:

	Year Ended June 30,		
	2026	2025	2024
Current:			
Federal	**$ 2,696**	$ 109,633	$ 93,890
State	**21,286**	24,151	23,222
Deferred:			
Federal	**117,316**	(5,159)	(1,615)
State	**8,716**	1,663	706
	$ 150,014	$ 130,288	$ 116,203

The tax effects of temporary differences related to deferred taxes shown on the consolidated balance sheets were:

	June 30,	
	2026	2025
Deferred tax assets:		
Contract and service revenues	**$ 25,410**	$ 25,489
Expense reserves and accruals (bad debts and compensation)	**23,562**	17,022
Leasing liabilities	**9,298**	12,590
Developed software and research and development amortization	**—**	14,244
Net operating loss and tax credit carryforwards	**358**	212
Other, net	**1,821**	2,503
Total gross deferred tax assets	**60,449**	72,060
Valuation allowance	**(213)**	(182)
Net deferred tax assets	**60,236**	71,878
Deferred tax liabilities:		
Property and equipment depreciation	**(18,719)**	(24,232)
Acquired intangibles amortization	**(99,799)**	(101,123)
Developed software and research and development amortization	**(114,643)**	(5,960)
Contract and service costs	**(185,314)**	(169,579)
Leasing right-of-use assets	**(7,819)**	(11,010)
Total gross deferred liabilities	**(426,294)**	(311,904)
Net deferred tax liability	**$ (366,058)**	$ (240,026)

An income tax rate reconciliation pursuant to the disclosure requirements of ASU 2023-09 for the fiscal year ended June 30, 2026, is as follows:

	Year Ended June 30, 2026 Amount	Year Ended June 30, 2026 Percent
U.S. federal statutory income tax rate	**$ 137,086**	**21.0%**
State and local income taxes, net of federal effect [1]	**23,702**	**3.6%**
Tax credits		
Research and development tax credits	**(12,674)**	**(1.9)%**
Nontaxable and nondeductible items	**4,223**	**0.7%**
Foreign reconciling items	**—**	**—%**
Worldwide changes in prior year unrecognized tax benefits	**(2,323)**	**(0.4)%**
Total	**$ 150,014**	**23.0%**

[1] State taxes in California, Illinois, Michigan, Minnesota, New York, Pennsylvania, Tennessee and Texas made up the majority (greater than 50 percent) of the tax effect in this category.

A reconciliation of the U.S. federal statutory income tax rate to the Company's effective income tax rate for the fiscal years ended June 30, 2025, and 2024, is as follows:

	Year Ended June 30, 2025	Year Ended June 30, 2024
Computed "expected" tax expense	21.0%	21.0%
Increase (reduction) in taxes resulting from:		
State income taxes, net of federal income tax benefits	3.5%	3.8%
Research and development credit	(2.2)%	(2.6)%
Changes to prior year uncertain tax positions	(0.3)%	0.6%
Other (net)	0.2%	0.5%
	22.2%	23.3%

The Company paid income taxes, net of refunds, in the following jurisdictions for the fiscal year ended June 30, 2026:

	Year Ended June 30, 2026
U.S. federal	**$ 19,354**
U.S. state and local:	
California	**2,017**
New York	**2,042**
Pennsylvania	**2,019**
Other	**13,436**
Total state income taxes	**19,514**
Total cash paid for income taxes, net of refunds received	**$ 38,868**

The amount of income taxes paid, net of refunds, for the fiscal years ended June 30, 2025, and 2024, was $117,581 and $106,966, respectively.

On July 4, 2025, the One Big Beautiful Bill Act ("OBBBA") was enacted, introducing significant changes to U.S. federal income tax law. Key provisions affecting the Company include the permanent restoration of immediate expensing for domestic research and development ("R&D") expenditures, an election to deduct the unamortized balance of domestic R&D expenditures that were previously capitalized under the Tax Cuts and Jobs Act of 2017 ("TCJA"), and the reinstatement of 100% bonus

depreciation for qualified property placed in service after January 19, 2025. The legislation did not materially impact the effective tax rate in the current period, and the Company does not anticipate a material impact in future periods. However, the Company had a significant reduction in cash tax payments and income taxes payable for the current fiscal year as well as a decrease in deferred tax assets related to the key provisions cited above. All tax effects of the change in tax law on current or deferred tax balances have been recorded as a component of the income tax provision related to continuing operations.

As of June 30, 2026, the Company has state net operating loss and tax credit carryforwards with a tax-effected value of $93 and $265, respectively. The state net operating loss and tax credit carryover have varying expiration dates, ranging from fiscal 2027 to 2046. Based on state tax rules which restrict utilization of these losses and tax credits, the Company believes it is more likely than not that $213 of these losses and tax credits will expire unutilized. Accordingly, valuation allowances of $213 and $182 have been recorded against the state net operating losses and tax credit carryforwards as of June 30, 2026, and 2025, respectively.

At June 30, 2026, the Company had $23,639 of gross unrecognized tax benefits, $21,189 of which, if recognized, would affect its effective tax rate. At June 30, 2025, the Company had $21,723 of gross unrecognized tax benefits, $19,526 of which, if recognized, would affect its effective tax rate. The Company had accrued interest and penalties of $5,266 and $4,375 related to uncertain tax positions at June 30, 2026, and 2025, respectively. The gross unrecognized tax benefits and accrued interest and penalties are recorded as other long-term liabilities in the Company's consolidated balance sheets, except for $3,999 and $3,449 recorded as a reduction to deferred income tax assets at June 30, 2026 and 2025, respectively. The income tax provision included interest expense and penalties (or benefits) on unrecognized tax benefits of $705, $796, and $1,132 in the fiscal years ended June 30, 2026, 2025, and 2024, respectively.

A reconciliation of the unrecognized tax benefits for the fiscal years ended June 30, 2026, 2025, and 2024, follows:

	Unrecognized Tax Benefits
Balance at July 1, 2023	$ 12,005
Additions for current year tax positions	3,924
Additions for prior year tax positions	4,672
Reductions for prior year tax positions	—
Reductions related to expirations of statute of limitations	(1,524)
Balance at June 30, 2024	19,077
Additions for current year tax positions	4,480
Additions for prior year tax positions	834
Reductions for prior year tax positions	(27)
Reductions related to expirations of statute of limitations	(2,641)
Balance at June 30, 2025	21,723
Additions for current year tax positions	**4,256**
Additions for prior year tax positions	**720**
Reductions for prior year tax positions	**(82)**
Reductions related to expirations of statute of limitations	**(2,978)**
Balance at June 30, 2026	**$ 23,639**

The U.S. federal and state income tax returns for fiscal 2023 and all subsequent years remain subject to examination as of June 30, 2026, under statute of limitations rules. In addition, certain U.S. state income tax returns remain subject to examination as of June 30, 2026, under the statute of limitation rules for fiscal 2016 through 2022. The Internal Revenue Service ("IRS") is currently conducting an examination of the Company's U.S. federal income tax returns for the fiscal tax years 2023, 2024, and 2025. The IRS examination of fiscal year 2023 was initiated during the first quarter of fiscal year 2026, and the Company was notified the examination would include fiscal years 2024 and 2025 during the fourth quarter of fiscal year 2026. As of June 30, 2026, these examinations are still ongoing and the Company does not anticipate any findings that would be material to the consolidated financial statements.

NOTE 9. INDUSTRY AND SUPPLIER CONCENTRATION

The Company sells its products to banks, credit unions, and financial institutions throughout the United States and generally does not require collateral. Billings to clients are typically due 30 days from date of billing. Reserves are maintained for potential credit losses. Client-related risks are moderated through the inclusion of credit mitigation clauses in the Company's contracts and through the monitoring of timely payments.

In addition, some of the Company's key solutions are dependent on technology manufactured by third parties. Termination of the Company's relationship with one or more of these third parties could have a negative impact on the operations of the Company.

NOTE 10. STOCK-BASED COMPENSATION

The Company's pre-tax operating income for the fiscal years ended June 30, 2026, 2025, and 2024, includes $32,460, $28,392, and $28,873, respectively, of equity-based compensation costs, of which $29,685, $25,757, and $26,361, respectively, relates to the equity incentive plans. Costs are recorded net of estimated forfeitures. The total income tax benefits from equity-based compensation for the fiscal years ended June 30, 2026, 2025, and 2024, were $4,806, $4,479, and $4,495, respectively. These income tax benefits from stock option exercises and restricted stock vestings included income tax net shortfalls of $739 and $184 for the fiscal years ended June 30, 2026 and June 30, 2024, respectively, and income tax net excess benefits of $283 for the fiscal year ended June 30, 2025.

On November 10, 2015, the Company adopted the 2015 Equity Incentive Plan ("2015 EIP") for its associates and non-employee directors. The plan expired on November 10, 2025. The plan allowed for grants of stock options, stock appreciation rights, restricted stock shares or units, and performance shares or units. The maximum number of shares that were authorized for issuance under the plan was 3,000.

On November 12, 2025, the Company adopted the 2025 Equity Incentive Plan ("2025 EIP") for its associates and non-employee directors. The plan allows for grants of stock options, restricted stock shares or units, and performance shares or units. The maximum number of shares authorized for issuance under the plan is 4,700.

Restricted stock unit and performance unit awards

The Company issued unit awards under the 2015 EIP until November 10, 2025, the date on which the 2015 EIP expired. Subsequent to this expiration, unit awards were issued under the 2025 EIP. With respect to awards of restricted stock units and performance units, it is the intention of the Company to settle the unit awards in shares of the Company's stock. Restricted stock unit awards (which are unit awards that have service requirements only and are not tied to performance measures) generally vest over a period of 1 to 3 years. Performance unit awards are awards that have performance measures in addition to service requirements.

The following table summarizes non-vested restricted stock unit awards and performance unit awards as of June 30, 2026, as well as activity for the fiscal year then ended:

Unit awards	**Shares**	**Weighted Average Grant Date Fair Value**	**Aggregate Intrinsic Value**
Outstanding July 1, 2023	303	$ 190.08	
Granted[1]	160	177.95	
Vested	(99)	170.25	
Forfeited[2]	(39)	194.11	
Outstanding July 1, 2024	325	189.68	
Granted[1]	162	171.90	
Vested	(122)	183.64	
Forfeited[2]	(17)	182.81	
Outstanding July 1, 2025	348	183.88	
Granted[1]	**175**	**168.37**	
Vested	**(122)**	**187.85**	
Forfeited[2]	**(40)**	**217.56**	
Outstanding June 30, 2026	**361**	**$ 171.30**	**$ 49,653**

[1] Granted includes restricted stock unit awards and performance unit awards with market conditions at 100% achievement.

[2] Forfeited includes restricted stock unit awards and performance unit awards forfeited for service requirements not met and performance unit awards not settled due to underachievement of performance measures.

Of the 175 unit awards granted in fiscal 2026, 124 were restricted stock unit awards and 51 were performance unit awards. The payout at release of a portion of the performance unit awards will be determined based on the Company's compound annual growth rate for revenue (excluding adjustments) for the first fiscal year vesting period, second fiscal year vesting period, third fiscal year vesting period, and the cumulative fiscal three-year vesting period compared against goal thresholds as defined in the award agreement. The payout at release of a portion of the performance unit awards will be determined based on the expansion of the Company's non-GAAP operating margin over the first fiscal year vesting period, second fiscal year vesting period, third fiscal year vesting period, and the cumulative fiscal three-year vesting period. The payout at release of a portion of the performance unit awards will be determined based on market conditions.

The restricted stock unit awards were valued at the weighted average fair value of the non-vested units based on the fair market value of the Company's equity shares on the grant date, less the present value of expected future dividends to be declared during the vesting period, consistent with the methodology for calculating compensation expense on such awards. 20 of the performance unit awards granted in fiscal 2026 were valued at grant by estimating 100% payout at release and using the fair market value of the Company equity shares on the grant date, less the present value of expected future dividends to be declared during the vesting period. 31 of the performance unit awards have market conditions and were valued at grant using a Monte Carlo pricing model as of the measurement date customized to the specific provisions of the Company's plan design. Per the Company's award vesting and settlement provisions, the performance unit awards that utilized a Monte Carlo pricing model were valued at grant on the basis of Total Shareholder Return ("TSR") in comparison to the Standard and Poor's 900 Index ("S&P 900") participant companies for fiscal year 2026. For fiscal years 2025 and 2024, TSR was in comparison to the compensation peer group made up of participants approved by the Human Capital & Compensation Committee of the Company's Board of Directors. TSR is defined as the change in the stock price through the performance period plus dividends per share paid during the performance period, all divided by the stock price at the beginning of the performance period.

The Monte Carlo inputs used in the model to estimate fair value at the measurement date and resulting values for these performance unit awards are as follows:

	Year Ended June 30,		
Monte Carlo award inputs:	**2026**	2025	2024
Compensation Peer Group:[1]			
Volatility	**23.6%**	24.5%	25.6%
Risk free interest rate	**3.66%**	3.72%	4.48%
Annual dividend based on most recent quarterly dividend	**$ 2.32**	$ 2.20	$ 2.08
Dividend yield	**1.4%**	1.3%	1.2%
Beginning average percentile rank for TSR	**20%**	41%	74%

[1] For fiscal 2026, this group consisted of the S&P 900 participants. For fiscal 2025 and 2024, this group consisted of participants approved by the Human Capital & Compensation Committee of the Board of Directors.

At June 30, 2026, there was $18,355 of compensation expense that has yet to be recognized related to non-vested restricted stock unit and performance unit awards, which will be recognized over a weighted-average remaining contractual term of 1 year.

The fair values of restricted stock units and performance units at release totaled $21,214, $22,591, and $16,544 for the fiscal years ended June 30, 2026, 2025, and 2024, respectively.

NOTE 11. EARNINGS PER SHARE

The following table reflects the reconciliation between basic and diluted earnings per share.

	Year Ended June 30,		
	2026	2025	2024
Net Income	**$ 502,776**	$ 455 ,748	$ 381,816
Common share information:			
Weighted average shares outstanding for basic earnings per share	**71,866**	72,874	72,867
Dilutive effect of stock options, restricted stock units, and performance units	**177**	171	158
Weighted average shares outstanding for diluted earnings per share	**72,043**	73,045	73,025
Basic earnings per share	**$ 7.00**	$ 6.25	$ 5.24
Diluted earnings per share	**$ 6.98**	$ 6.24	$ 5.23

Per share information is based on the weighted average number of common shares outstanding for each of the fiscal years. Stock options, restricted stock units, and performance units have been included in the calculation of earnings per share to the extent they are dilutive. The two-class method for computing EPS has not been applied because no outstanding awards contain non-forfeitable rights to participate in dividends. There were 6 anti-dilutive weighted average shares excluded from the weighted average shares outstanding for diluted earnings per share for fiscal 2026, 18 shares were excluded for fiscal 2025, and 33 shares were excluded for fiscal 2024.

NOTE 12. EMPLOYEE BENEFIT PLANS

The Company established an employee stock purchase plan (the “Plan”) in 2006. On January 1, 2024, the Plan was amended and restated, and allows substantially all associates the opportunity to directly purchase shares of the Company at 85% of the lesser of the fair market value, as defined by the Plan, of the Company’s stock on the first trading day or on the last trading day of a three-month offering period, which represents an option. Prior to January 1, 2024, the Plan allowed substantially all associates the opportunity to directly purchase shares of the Company at 85% of the closing price of the Company’s stock on or around the fifteenth day of each month. During the fiscal years ended June 30, 2026, 2025, and 2024, associates purchased 93, 80, and 90 shares under the Plan at average prices of $125.84, $147.49, and $137.78, respectively. As of June 30, 2026, approximately 790 shares remained available for future issuance under the Plan. The Plan is considered compensatory, and beginning January 1, 2024, compensation expense is determined based on the option’s grant date fair value as estimated by applying the Black-Scholes option-pricing model and is recognized over the offering period. Prior to January 1, 2024, the Company recorded the total dollar value of the stock discount given to associates under the Plan as expense.

The Company has a defined contribution plan for its associates: the 401(k) Retirement Savings Plan (the “Plan”). The Plan is subject to the Employee Retirement Income Security Act of 1975 (“ERISA”) as amended. Under the Plan, the Company matches 100% of full-time associate contributions up to 5% of eligible compensation. Beginning July 1, 2024, in order to receive matching contributions, associates must be at least 18 years of age and be employed for at least thirty days. Prior to July 1, 2024, associates must have been 18 years of age and been employed for at least six months. The Company has the option of making a discretionary contribution; however, none has been made for any of the three most recent fiscal years. The total matching contributions for the Plan were $36,916, $34,751, and $31,995 for the fiscal years ended June 30, 2026, 2025, and 2024, respectively.

NOTE 13. BUSINESS ACQUISITION

Victor Technologies, Inc.

On September 30, 2025, the Company acquired substantially all the assets of Victor Technologies, Inc. (“Victor”) for $42,390 paid in cash. The primary reason for the acquisition was to expand the Company’s capabilities in the Payments-as-a-Service market. Victor is a cloud-native, API-first provider of direct-to-core embedded payments solutions.

Management has completed a purchase price allocation and assessment of the fair value of acquired assets and liabilities assumed. The recognized amounts of identifiable assets acquired, and liabilities assumed, based on their fair values as of September 30, 2025, are set forth below:

Current assets	$	1,866
Identifiable intangible assets		18,800
Total liabilities assumed		(1,219)
Total identifiable net assets		19,447
Goodwill		22,943
Net assets acquired	$	42,390

The amounts shown above include a measurement period adjustment made during the second quarter of fiscal 2026, which resulted in an adjustment to the amount recorded for goodwill.

The goodwill of $22,943 arising from this acquisition consists largely of the growth potential, synergies, and economies of scale expected from combining the operations of the Company with the acquired operations of Victor, together with the value of Victor's assembled workforce. The goodwill from this acquisition has been allocated to our Payments segment and $22,943 is deductible for income tax purposes.

Identifiable intangible assets from this acquisition consist of customer relationships of $2,700, computer software of $15,300, and other intangible assets of $800. The amortization period for acquired customer relationships, computer software, and other intangible assets is over a term of 10 years.

The fair value of current assets acquired included accounts receivable of $1,866, none of which were expected to be uncollectible.

Costs incurred related to the acquisition of Victor were immaterial for the fiscal year ended June 30, 2026.

The accompanying consolidated statements of income for the fiscal year ended June 30, 2026, do not include any revenues and expenses related to this acquisition prior to the acquisition date. The impact of this acquisition was considered immaterial to both the current and prior periods of our consolidated financial statements and pro forma financial information has not been provided.

NOTE 14. REPORTABLE SEGMENT INFORMATION

The Company is a well-rounded financial technology company and is a leading provider of technology solutions and payment processing services primarily to community and regional banks and credit unions.

The Company's operations are classified into four reportable segments: Core, Payments, Complementary, and Corporate Services. Prior to the third quarter of fiscal 2026, Corporate Services was referred to as Corporate and Other. The Core segment provides core information processing platforms to banks and credit unions, which consist of integrated applications required to process deposit, loan, and general ledger transactions, and maintain centralized accountholder information. The Payments segment provides secure payment processing tools and services, including ATM, debit, and credit card processing services, online and mobile bill pay solutions, money movement and embedded payment capabilities, remote deposit capture processing, and risk management products and services. The Complementary segment provides additional software, hosted processing platforms, and services, including digital/mobile banking, treasury services, online account opening, fraud/anti-money laundering ("AML") and lending/deposit solutions that can be integrated with the Company's Core solutions, and many can be used independently. The Corporate Services segment includes revenue and direct costs from hardware and other products and services and our technology infrastructure costs.

The Company's Chief Executive Officer, who is also the Company's chief operating decision maker ("CODM"), regularly evaluated segment performance and made strategic decisions on the allocation of resources to them based on various factors, including performance against trend, budget, and forecast for the fiscal years ended June 30, 2026, 2025, and 2024. The CODM also used reportable segment revenue, costs of revenue, and segment income to evaluate segment performance and allocate resources. The Company has not disclosed any additional asset information by segment, as the information is not generated for internal management reporting to the CODM.

During the fiscal year ended June 30, 2026, the Company realigned a product from the Corporate Services segment to the Complementary segment. As a result of this realignment, adjustments were made during the fiscal year ended June 30, 2026, to reclassify related revenue and cost of revenue recognized for the fiscal years ended June 30, 2025 and 2024, from the Corporate Services segment to the Complementary segment. Revenue reclassed for the fiscal years ended June 30, 2025 and 2024, was $13,209 and $12,402, respectively. Cost of revenue reclassed for the fiscal years ended June 30, 2025 and 2024, was $2,970 and $2,840, respectively.

Immaterial adjustments have been made between segments during the fiscal year ended June 30, 2026, to reclassify revenue and cost of revenue that was recognized for the fiscal years ended June 30, 2025 and 2024. These reclasses were made to be consistent with the current allocation of revenue and cost of revenue by segment. Revenue reclassed for the fiscal years ended June 30, 2025 and 2024, from the Core segment to the Complementary segment, was $6,353 and $5,471, respectively. Revenue reclassed for the fiscal year ended June 30, 2024, from the Core segment to the Corporate Services segment, was $5. Cost of revenue reclassed for the fiscal years ended June 30, 2025 and 2024, from the Core segment to the Complementary segment, was $1,864 and $1,768, respectively. Cost of revenue reclassed for the fiscal years ended June 30, 2025 and 2024, from the Core segment to the Corporate Services segment, was $269 and $277, respectively.

	Year Ended June 30, 2026				
	Core	**Payments**	**Complementary**	**Corporate Services**	**Total**
REVENUE					
Services and Support	$ 722,703	$ 100,157	$ 552,755	$ 72,388	$ 1,448,003
Processing	45,749	835,849	199,459	15,279	1,096,336
Total Revenue	768,452	936,006	752,214	87,667	2,544,339
Cost of Revenue	304,886	479,539	286,726	362,500	1,433,651
Research and Development					176,445
Selling, General, and Administrative					299,210
Total Expenses					1,909,306
SEGMENT INCOME	$ 463,566	$ 456,467	$ 465,488	$ (274,833)	
OPERATING INCOME					635,033
INTEREST INCOME					17,757
INCOME BEFORE INCOME TAXES					$ 652,790

	Year Ended June 30, 2025				
	Core	Payments	Complementary	Corporate Services	Total
REVENUE					
Services and Support	$ 690,731	$ 93,480	$ 514,888	$ 62,638	$ 1,361,737
Processing	42,193	780,018	179,883	11,457	1,013,551
Total Revenue	732,924	873,498	694,771	74,095	2,375,288
Cost of Revenue	295,239	460,151	269,657	335,700	1,360,747
Research and Development					162,771
Selling, General, and Administrative					283,055
Total Expenses					1,806,573
SEGMENT INCOME	$ 437,685	$ 413,347	$ 425,114	$ (261,605)	
OPERATING INCOME					568,715
INTEREST INCOME					17,321
INCOME BEFORE INCOME TAXES					$ 586,036

	Year Ended June 30, 2024				
	Core	Payments	Complementary	Corporate Services	Total
REVENUE					
Services and Support	$ 643,693	$ 84,655	$ 479,701	$ 67,905	$ 1,275,954
Processing	41,569	733,053	156,383	8,584	939,589
Total Revenue	685,262	817,708	636,084	76,489	2,215,543
Cost of Revenue	285,304	442,084	255,693	316,396	1,299,477
Research and Development					148,256
Selling, General, and Administrative					278,419
Total Expenses					1,726,152
SEGMENT INCOME	$ 399,958	$ 375,624	$ 380,391	$ (239,907)	
OPERATING INCOME					489,391
INTEREST INCOME					8,628
INCOME BEFORE INCOME TAXES					$ 498,019

NOTE 15. SUBSEQUENT EVENTS

On August 21, 2026, the Company's Board of Directors declared a cash dividend of $0.61 per share on its common stock, payable on September 23, 2026, to stockholders of record on September 7, 2026.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES.

In this annual report, we present Earnings Before Interest, Taxes, Depreciation, and Amortization (EBITDA), and Net Operating Profit After Tax Return on Invested Capital (NOPAT ROIC), which are non-GAAP financial measures. EBITDA and NOPAT ROIC represent performance measures and are not intended to represent liquidity measures. EBITDA and NOPAT ROIC should be used in addition to, and not a substitute for comparable financial measures computed in accordance with U.S. GAAP. We believe that EBITDA and NOPAT ROIC provide useful information to investors regarding the Company's performance and overall results of operations. EBITDA and NOPAT ROIC used by the Company may not be comparable to similarly titled non-GAAP measures used by other companies.

EBITDA is defined as net income attributable to the Company before the effect of interest expense, taxes, depreciation, and amortization. A reconciliation of EBITDA to net income, the most directly comparable GAAP financial measure is below:

EBITDA (amounts in thousands)

	FY2026	FY2025	FY2024
Net Income	**$ 502,776**	**$ 455,748**	**$ 381,816**
Net Interest	(17,757)	(17,321)	(8,628)
Taxes	150,013	130,288	116,203
Depreciation and Amortization	213,241	204,751	199,904
EBITDA	**$ 848,273**	**$ 773,466**	**$ 692,592**

*The fiscal year 2026 adjustments were for deconversions of ($29,953), a gain on assets, net, of ($6,829), and an acquisition of $1,538. The fiscal year 2025 adjustments were for deconversions of ($27,663) and a contractual change of ($2,358). The fiscal year 2024 adjustments were for deconversions of ($13,146) and the Company's voluntary separation program expense of $16,443.

:

NOPAT ROIC is defined as net operating profit after tax (operating income adjusted for the effective income tax rate) divided by average invested capital, which is the average of beginning and ending long-term debt, current maturities of long-term debt, and stockholders' equity for a period. A reconciliation of NOPAT ROIC to return on average shareholders' equity, the most directly comparable GAAP financial measure, is below:

Return on Average Shareholders' Equity (amounts in thousands)	**FY2026**	**FY2025**	**FY2024**
Net Income	$ 502,776	$ 455,748	$ 381,816
Average Stockholders' Equity	2,091,391	1,986,598	1,725,437
Return on Average Shareholders' Equity	**24.0%**	**22.9%**	**22.1%**

NOPAT ROIC (amounts in thousands)

	FY2026	**FY2025**	**FY2024**
Operating income (trailing four quarters)	**$ 635,033**	**$ 568,715**	**$ 489,391**
Average Effective Tax Rate (trailing four quarters)	22.8%	22.2%	23.1%
NOPAT operating income (trailing four quarters)*	490,245	442,460	375,363
Average invested capital (period beginning and ending balances)	2,111,391	2,061,598	1,937,937
NOPAT ROIC	**23.2%**	**21.5%**	**19.4%**

*NOPAT operating income is calculated by multiplying the trailing four quarters operating income by one minus the average ETR. NOPAT ROIC is calculated by dividing NOPAT operating income by average invested capital (period beginning and ending balances).

Board of Directors

Matthew C. Flanigan
Board Chair
JACK HENRY • MONETT, MISSOURI
Former Executive Vice President and Chief Financial Officer
LEGGETT & PLATT, INC. • CARTHAGE, MISSOURI

Thomas H. Wilson, Jr.
Managing Partner
DECISIONPOINT ADVISORS, LLC • CHARLOTTE, NORTH CAROLINA

Thomas A. Wimsett
Founder and Chairman
MERCHANT'S PACT, LLC • LOUISVILLE, KENTUCKY

Shruti S. Miyashiro
President and Chief Executive Officer
FIRST TECHNOLOGY FEDERAL CREDIT UNION • SAN JOSE, CALIFORNIA

Wesley A. Brown
President
BENT ST. VRAIN & COMPANY, LLC • DENVER, COLORADO

Curtis A. Campbell
Chief Executive Officer
H&R BLOCK • KANSAS CITY, MISSOURI

Tammy S. LoCascio
Senior Executive Vice President and Chief Operating Officer
FIRST HORIZON CORPORATION • MEMPHIS, TENNESSEE

Lisa M. Nelson
Chief Executive Officer
WOLTERS KLUWER, FINANCIAL & CORPORATE COMPLIANCE • NEW YORK, NEW YORK

Richard N. Preece
Chief Executive Officer
GOGUARDIAN • EL SEGUNDO, CALIFORNIA

Gregory R. Adelson
President and Chief Executive Officer
JACK HENRY • MONETT, MISSOURI

Executive Officers

Gregory R. Adelson

President and Chief Executive Officer

Mimi L. Carsley

Chief Financial Officer and Treasurer

Shanon G. McLachlan

Senior Vice President and Chief Operating Officer

Craig K. Morgan

Chief Legal Officer and Secretary

Renee A. Swearingen

Senior Vice President, Chief Accounting Officer, and Assistant Treasurer

Annual Meeting

The annual meeting of shareholders will be held on Thursday, November 19, 2026, at 11 a.m. CT at Jack Henry & Associates' Corporate Headquarters, Monett, Missouri.

form 10-K

A copy of the company's Form 10-K is available upon request to the Chief Financial Officer at the corporate headquarters address or from our website at jackhenry.com.

transfer agent and registrar

Computershare Trust Company, N.A.
P.O. Box 43006
Providence, RI 02940-3078

jack henry®

663 HIGHWAY 60 • P.O. BOX 807 • MONETT, MO 65708
P: 417-235-6652
jackhenry.com